Nexa Reports Third Quarter 2024 Results including
Net Income of US$6 million and Adjusted EBITDA of US$183 million

Luxembourg, October 31, 2024 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three and nine-month periods ended on September 30, 2024.

CEO Message – Ignacio Rosado

We are proud to report yet another favorable quarter, underscoring our unwavering commitment to operational excellence and financial discipline. As anticipated, zinc prices have remained resilient, buoyed by solid fundamentals, the recent Federal Reserve interest rate cut, and China’s announced economic stimulus, which we expect will positively impact demand in the upcoming months. Copper prices also performed well, driven by low treatment charges due to tight supply and a positive demand outlook fueled by the energy transition.

Our operations delivered consistent production levels and a modest increase in smelting sales quarter-over-quarter, supported by higher demand in our home market in 3Q24. Benefiting from an improved pricing environment, which positively impacted by-products, alongside our disciplined cost management and ongoing optimization initiatives, we successfully reduced our cash cost guidance in the mining segment, further strengthening our competitive position.

Safety remains a core priority, and we are pleased with the substantial progress made across all fronts, which was enhanced by the safety plan introduced in early 2Q24.

In line with our strategy to optimize our portfolio, we executed strategic transactions, including the sale of the Chapi mine and Pukakaqa project, allowing us to focus on our key assets and the most promising opportunities.

Finally, due to the increase in our LTM Adjusted EBITDA and positive cash flow generation this quarter, we achieved another reduction in our net leverage ratio, highlighting our commitment to generating positive cash flow and enhancing our financial health. This not only strengthens our financial flexibility as we prepare for the next strategic steps but also solidifies our position as a company dedicated to creating shared value for our investors and the communities we serve. Looking ahead, we remain confident that zinc and copper prices will continue to receive positive support from global fundamentals, reinforcing our outlook for a strong close to the year.

Summary of Financial Performance

US$ million (except per share amounts)	3Q24	2Q24	3Q23	9M24	9M23
Net revenues	709	736	649	2,026	1,943
Gross profit	127	180	68	395	230
Net income (loss)	6	(70)	(64)	(76)	(183)
EBITDA (1)	167	94	72	388	149
Basic and diluted loss per share	(0.04)	(0.58)	(0.57)	(0.80)	(1.49)
Adjusted net income (loss) (1)	22	42	(50)	53	(35)
Adjusted EBITDA (1)	183	206	87	517	296
Adjusted basic and diluted earnings (loss) per share (1)	0.02	0.14	(0.44)	0.00	(0.41)
Cash provided by operating activities before working capital (1) (2)	198	138	52	423	229
Capex	53	64	82	191	198
Free cash flow (1)	51	149	14	56	(84)
Total cash (3)	525	474	422	525	422
Net debt (1)	1,409	1,450	1,307	1,409	1,307
Net Debt/LTM Adj. EBITDA	2.2x	2.7x	3.1x	2.2x	3.1x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

(2) Working capital variations in 3Q24 had a negative impact of US$43 million, totaling US$184 million in 9M24. Working capital variations in 3Q23 had a positive impact of US$88 million, totaling positive impact of US$52 million in 9M23.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	Zinc production for the quarter totaled 83kt, down by 5% from 3Q23, primarily due to lower average zinc grades at Vazante and El Porvenir, as well as the absence of contributions from Morro Agudo, which ceased operations on April 30, 2024. Compared to 2Q24, zinc production remained relatively flat, with higher volumes from Vazante, El Porvenir, and Atacocha, partially offset by the absence of contributions from Morro Agudo and slightly lower volumes from Cerro Lindo and Aripuanã.
▪	Run-of-mine mining cost in 3Q24 was US$46/t, up 6% compared to 3Q23, due to lower treated ore volumes due to the cessation of mining operations at Morro Agudo, partially offset by lower operating costs related to third-party services, personnel costs, energy costs and materials (e.g. explosives and related items). Compared to 2Q24, run-of-mine mining cost decreased by 5%, primarily due to lower third-party services, higher treated ore volumes and lower variable costs. Run-of-mine mining cost in 3Q24 and 9M24, performed within the guidance range for the year.
▪	Mining cash cost net of by-products[1] in 3Q24 decreased to US$(0.01)/lb compared to US$0.34/lb in 3Q23. This decrease was primarily due to lower TCs and higher by-products contribution, which were partially offset by increased operating costs. Compared to 2Q24, cash cost decreased by US$0.04/lb, impacted by lower operating costs related to third-party services and maintenance, as well as slightly higher zinc sales volumes, which were partially offset by lower by-products contribution. Mining cash cost net of by-products in 3Q24 was below the lower end of our updated annual guidance range, while the 9M24 mining cash cost net of by-products was within our updated guidance range for the year.
▪	The smelting segment produced a total of 153kt of zinc metal and oxide in 3Q24, up 2% year-over-year, primarily driven by higher volumes at Cajamarquilla. Quarter-over-quarter, production was relatively flat, as higher output was partially offset by lower production at the Juiz de Fora smelter due to scheduled maintenance in the period.
▪	In 3Q24, zinc metal and oxide sales were 153kt, down 1% from 3Q23. Compared to 2Q24, metal sales increased by 3%, following higher production volumes in Cajamarquilla and Três Marias, along with strong demand in our domestic market.
▪	Smelting conversion cost was US$0.32/lb in 3Q24 compared with US$0.29/lb in 3Q23, mainly due to higher operational costs related to maintenance expenses, partially offset by the positive impact of foreign exchange variations. Compared to 2Q24, conversion cost was up by 6%, driven by higher variable and energy costs mainly due to one-off effects in Cajamarquilla, partially offset by a decrease in maintenance expenses. Smelting conversion cost for both 3Q24 and 9M24 remained within the guidance range.

[1] Our cash cost net of by-products credits is measured with respect to zinc sold.

2

▪	Smelting cash cost[1] was US$1.16/lb in 3Q24 compared to US$1.01/lb in 3Q23. This increase was mainly due to higher raw material costs attributed to higher zinc prices and lower TCs, alongside increased operating expenses, partially offset by higher by-products contribution. Compared to 2Q24, cash cost decreased by 3%, primarily due to lower zinc prices, impacting our concentrate purchases and higher by-products contribution, which were partially offset by higher operating costs. Smelting cash cost in both 3Q24 and 9M24 also remained within the guidance range.

Financial Performance

▪	Net revenues in 3Q24 were US$709 million, up 9% from US$649 million in 3Q23. This increase was primarily driven by higher LME metal prices (except for lead), partially offset by slightly lower smelting sales volumes and a lower net premium. The LME average prices for zinc and copper rose by 14% and 10%, respectively, while lead prices decreased by 6% compared to the same period in 2023. Compared to 2Q24, net revenues decreased by 4%, mainly due to lower LME base metal prices and lower by-products contribution, partially offset by higher smelting sales and a slight improvement net premium. For 9M24, net revenues totaled US$2,026 million, up by 4% compared to the same period a year ago.
▪	In 3Q24, net income amounted to US$6 million, resulting in basic and diluted loss per share attributable to Nexa's shareholders of US$0.04. In 9M24, net loss totaled US$76 million, resulting in basic and diluted loss per share attributable to Nexa's shareholders of US$0.80.
▪	Adjusted net income in 3Q24 was US$22 million, with adjusted net income attributable to Nexa’s shareholders of US$2.4 million, resulting in adjusted basic and diluted earnings per share of US$0.02. In 9M24, adjusted net income was US$53 million, with adjusted net income attributable to Nexa’s shareholders of US$0.4 million, resulting in adjusted basic and diluted earnings per share of US$0.00. Refer to our “Net Income (Loss)” section for further details.
▪	Adjusted EBITDA[2] in 3Q24 was US$183 million compared to US$87 million in 3Q23 and US$206 million in 2Q24. The year-over-year increase was primarily driven by higher by-products contribution, higher zinc prices, and lower mineral exploration and project evaluation expenses for the quarter. We reaffirmed our exploration and project expenses guidance for the year. The quarter-over-quarter decrease was attributed to higher fixed and variable costs and lower by-products contribution, partially offset by increased smelting sales volume. In 9M24, Adjusted EBITDA amounted to US$ 517 million, up by 75% compared to the same period a year ago.
▪	Adjusted EBITDA margin of 25.8% in 3Q24, decreased 2.2bps and increased 12.4bps compared to 2Q24 and 3Q23, respectively.
▪	Adjusted EBITDA for the mining segment in 3Q24 was US$128 million compared to US$136 million in 2Q24. This decrease was mainly driven by lower LME metal prices, higher fixed costs and lower mining sales volumes, which were partially offset by higher by-products contribution. Compared to 3Q23, Adjusted EBITDA increased by 190%, mainly due to higher by-products contribution, higher zinc prices, the positive impact from FX variations, and lower mineral exploration and project evaluation expenses.
▪	Adjusted EBITDA for the smelting segment in 3Q24 was US$55 million compared with US$69 million in 2Q24. This decrease was mainly driven by higher variable costs and lower TCs, partially offset by lower zinc prices, which positively impacted the purchase of zinc concentrate and slightly higher net premium, in addition to higher by-products contribution and higher sales volume. Compared to 3Q23, Adjusted EBITDA increased by 10%.

[2] Adjusted EBITDA excludes the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release – US$16 million in 3Q24, totaling US$129 million in 9M24.

3

Financial Position, Investments and Financing

▪	Total cash[3] at September 30, 2024, was US$525 million compared to US$474 million at June 30, 2024. Our available liquidity in 3Q24 was US$845 million, including our undrawn sustainability-linked revolving credit facility of US$320 million. This total available liquidity is sufficient to cover all financial commitments for the next 3.9 years.
▪	In 3Q24, free cash flow was positive at US$51 million, primarily driven by positive operating cash flows and lower CAPEX investments (including Sustaining and HS&E) of US$55 million. These positive effects were partially offset by a negative working capital variation of US$43 million, mainly due to increased inventory levels, a reduction in other liabilities, primarily from interest updates on provisions and asset retirement obligations payments, and a decrease in trade payables. Despite a negative year-to-date position, we remain focused on implementing initiatives such as enhanced receivable management to reverse this position in the next quarter. For further details, please refer to the “Net cash flows from operating activities excluding working capital variations and free cash flow - Reconciliation” section.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months (“LTM”) decreased to 2.2x at the end of 3Q24, compared with 2.7x at the end of 2Q24 and 3.1x at the end of 3Q23. The quarter-over-quarter reduction was primarily driven by higher LTM Adjusted EBITDA and a reduction in net debt, reflecting our ongoing commitment and strategy to reduce leverage.

Environmental, Social and Governance (“ESG”) and Corporate Highlights

▪	In 3Q24, Nexa expanded its “Cloud Talent for Women” program, benefiting an additional 75 women in the state of Mato Grosso and communities near our Aripuanã and Três Marias operations. Developed in collaboration with Amazon Web Services Inc., this initiative provides digital training for women pursuing technology careers, supporting Nexa’s income generation programs.
▪	In August 2024, Nexa received the Gold Seal from the Brazilian GHG Protocol Program, awarded by the Fundação Getúlio Vargas. This recognition underscores Nexa’s commitment to transparency and excellence in greenhouse gas emissions reporting, based on 2023 data. With one of the lowest Scope 1 and Scope 2 CO₂ emission intensities in the global zinc industry, Nexa remains dedicated to reducing its scope 1 emissions by 20% by 2030, reaffirming its commitment to mitigate climate change.
▪	In August 2024, as part of Nexa’s circular economy initiatives, the Company announced a new partnership with WEG, a Brazilian multinational specialized in electrical equipment and automation systems. WEG will work with Nexa to develop liquid anticorrosive paints using jarosite, a residue from zinc smelting. This project, stemming from Nexa's open innovation program with universities, represents an expected investment of approximately US$0.5 million, supported by the Brazilian Innovation Agency (“FINEP”). With tests completed, and pending further technical and economic viability, WEG may purchase jarosite for production, potentially reducing waste levels at our Juiz de Fora smelter. The resulting product, tentatively named “Jaropaint” could be applied to carbon steel surfaces to protect against corrosion.
▪	In August 2024, Nexa also opened registrations for the Cajamarquilla Children's Choir 2024. This program benefits 40 children from communities surrounding our Cajamarquilla smelter and aims to nurture musical talent through in-person classes led by expert instructors, including the Director of the National Children’s Choir of Peru. Running through December 2024, this initiative underscores Nexa’s commitment to cultural enrichment in the regions where we operate and support community growth.
▪	In August 2024, for the fifth consecutive year, Nexa was named one of the five most innovative companies in the Mining, Metallurgy, and Steel sectors by the Valor Inovação Brasil 2024 Awards, one of the most prestigious innovation awards in in Brazil. Climbing 42 positions in the overall rankings, Nexa’s consistent recognition underscores our commitment to innovation as a driver of business excellence, competitiveness, and socio-environmental growth in our operational regions.

[3] Cash and cash equivalents and financial investments.

4

▪	In September 2024, also as part of Nexa’s circular economy initiatives, we completed a pilot test at a partner company’s site. On average, 0.5 tons of modified tailings (mainly SiO2 and CaCO3) from our Atacocha mine were successfully evaluated as cementitious material, with the potential to replace 30% of traditional cement in standard blends. This project aims to monetize waste by developing partnerships, evaluating viable technologies, and identifying trade routes for these materials, while also reducing the need for disposal in our tailings dams and creating a new revenue stream for Nexa.
▪	In September 2024, more than 3,500 employees across Peru and Brazil joined Nexa’s Internal Workplace Accident Prevention Week 2024. United by a shared commitment to health and safety, employees engage in activities including awareness sessions, challenges, fairs, workshops, and recognition programs.
▪	In September 2024, Nexa received two honors at the Brazil Mining Best Practices Awards during the Exposibram 2024, Latin America’s largest mining trade fair by the Brazilian Mining Institute (“IBRAM”). Nexa earned first place in the energy efficiency category for pioneering bio-oil to reduce emissions in zinc oxide production at the Três Marias smelter and placed third in the innovation category, reinforcing our dedication to sustainable technology and solutions.
▪	In August and September 2024, S&P and Fitch Ratings, respectively, reaffirmed Nexa’s 'BBB-' investment grade rating maintaining a 'stable' outlook.
▪	On October 1, 2024, we announced changes to our Board of Directors and senior leadership team. Mr. João Schmidt, CEO of Votorantim S.A., stepped down as a Director of Nexa Resources S.A., effective October 1, 2024, after serving in this role since 2016. Simultaneously, we appointed Mr. Flavio Aidar to our Board of Directors. Mr. Aidar holds a degree in Business Administration from Fundação Getúlio Vargas and brings experience in the industrial, infrastructure, and mining sectors. His extensive board experience across various countries and financial markets will provide a unique and valuable perspective as we continue to explore new avenues for growth and maximize shareholder value.
▪	Also in October 2024, we announced that Mr. Marcio Godoy, Senior Vice President of Technical Services and Projects at Nexa, resigned, effective October 15, 2024. His responsibilities were distributed across other management functions to ensure continuity and maintain operational efficiency.

Growth Strategy and Asset Portfolio

▪	We remain committed to generating free cash flow and continually evaluate our capital allocation framework, which prioritizes sustaining capital, brownfield mineral exploration, and ESG and Health, Safety, and Environment (“HS&E”) initiatives.
▪	In September 2024, we announced the sale of the Pukaqaqa greenfield project and our non-operational Peruvian subsidiary, Minera Pampa de Cobre S.A.C (the owner of the Chapi mine). These sales are in line with Nexa’s portfolio optimization strategy, ensuring efficient capital allocation to our highest-return assets.
▪	In 3Q24, Nexa has achieved important milestones in Cerro Pasco Integration Project, which encompasses two main phases. During the quarter, substantial strides were made across various work fronts, particularly with the submission for internal approval of the Tailings Pumping System, the central element of Phase I. This phase aims to expand tailings storage capacity at the Pasco Complex, thereby extending substantially the operational life of the site.The investment plan includes constructing a tailings treatment plant and its auxiliary structures at El Porvenir, and a 6 km pipeline on an existing route (mostly underground) to connect it to Atacocha’s tailings storage facility, allowing the Complex to operate for over a decade and representing a pivotal step toward sustainability.

The investment plan includes constructing a tailings treatment plant and its auxiliary structures at El Porvenir, and a 6 km pipeline on an existing route (mostly underground) to connect it to Atacocha’s tailings storage facility, allowing the Complex to operate for over a decade and representing a pivotal step toward sustainability.

5

The capital expenditure for the Tailings Pumping System is estimated to be between US$85 million and US$90 million and is scheduled for execution from 2025 to 2026, with operations expected to commence in 1H27. Additionally, Phase I also includes upgrades to the tailings facilities at both El Porvenir and Atacocha, as well as water and effluent treatment systems, with construction planned for 2027-2028 following the completion of environmental impact assessments.

Phase II aims to link, through the construction of a 2.3 kilometers underground tunnel at a deeper level, the El Porvenir and Atacocha mines and upgrade the El Porvenir shaft, which is expected to unlock access to high-grade minerals. To ensure efficient development, each phase is designed to be adaptable. Support activities, such as technical reviews, environmental studies, and community engagement, are also progressing as planned. We are confident in the long-term value this project will generate for Nexa and remain focused on its successful execution.

6

Outlook

Production and Sales Guidance

Guidance is based on several assumptions and estimates and is subject to the continuous evaluation of several factors, including, but not limited to, metal prices, operational performance, maintenance, input costs and exchange rates.

▪	As of date of this Earnings Release, Nexa reaffirms its 2024 consolidated production guidance for all metals, including zinc and lead, as updated per operation on October 24, 2024, based on the aforementioned factors. The guidance and 4Q24 outlook for mining production, zinc sales, cash cost for mining and smelting segments, capital expenditures, exploration, project evaluation, and other expenses is outlined below.
o	Cerro Lindo: as per the mining plan for the year, zinc production in 4Q24 is expected to be slightly lower than in 3Q24, primarily due to lower average head grades. Copper production is expected to increase, driven by access to areas with higher average grades.
o	El Porvenir: based on mine sequencing, zinc production in 4Q24 is expected to increase compared to 3Q24, driven by higher mined ore volumes and higher average grades. Additionally, lead and silver production is expected to increase, following the same trend, as higher average head grades for these metals are anticipated.
o	Atacocha: we expect zinc production in 4Q24 to remain at the same level as in 3Q24. Lead and silver production are also expected to increase, driven by mining activities in areas with higher grades.
o	Vazante: ore throughput, zinc head grade, and zinc production in 4Q24 are expected to remain at the same level as in 3Q24.
o	Aripuanã: we anticipate improved operational performance in 4Q24 compared to 3Q24, driven by sustained higher utilization capacity, enhanced plant feed and throughput rates, and stable concentrate quality within commercial specifications. Additionally, we expect higher metallurgical recoveries, with zinc and lead production projected to increase, while copper production is expected to remain at the same level as 3Q24.

Mining segment – production

Mining production		9M24	2024e
(Metal in concentrate)			Updated

Zinc	kt	252	323	-	381
Cerro Lindo		71	84	-	99
El Porvenir		38	50	-	58
Atacocha		8	9	-	11
Vazante		106	140	-	163
Morro Agudo (1)		7	7	-	7
Aripuanã		22	31	-	42

Copper	kt	27	30	-	35
Cerro Lindo		22	24	-	28
El Porvenir		0.2	0.2	-	0.3
Aripuanã		4.5	5.7	-	7.3

Lead	kt	52	66	-	82
Cerro Lindo		12	13	-	17
El Porvenir		19	25	-	32
Atacocha		9	12	-	13
Vazante		0.7	1	-	1
Morro Agudo (1)		2.3	2.3	-	2.3
Aripuanã		8.5	12	-	16

Silver	MMoz	9	11	-	13
Cerro Lindo		3.4	4.0	-	4.2
El Porvenir		3.3	4.6	-	5.4
Atacocha		0.9	1.1	-	1.2
Vazante		0.4	0.3	-	0.5
Aripuanã		0.8	1.0	-	1.5

(1) Considers only the four months of operations from January to April 2024.

7

Smelting segment – sales

▪	Metal sales guidance also remains unchanged at 580-605kt.
o	Peru: we anticipate higher production at Cajamarquilla in 4Q24 compared to 3Q24, driven by stable performance and consistent production levels.
o	Brazil: at Três Marias, we expect production in 4Q24 to be slightly lower than in 3Q24, while production at Juiz de Fora is expected to remain at similar levels.
Smelting sales		9M24	2024e

Zinc metal	kt	413	545	-	565
Cajamarquilla		243	315	-	325
Três Marias		110	155	-	160
Juiz de Fora		60	75	-	80

Zinc oxide	kt	26	35	-	40
Três Marias		26	35	-	40

Metal Sales	kt	439	580	-	605

Nexa will continue to monitor risks associated with global supply chain disruptions, which could be exacerbated, among other factors, by the ongoing Russia-Ukraine war, the Middle-East conflict, unusual weather conditions, the global recession, and its potential impact on the demand for our products, inflationary cost pressure, metal price volatility, local community or union protests, and changes to the political situations or regulatory frameworks in the countries in which we operate that could affect our production levels and our costs. Refer to “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” for further information.

Cash Costs

▪	Nexa reaffirms its 2024 cost ROM guidance at our mining operations, along with the conversion cost and cash cost net of by-products credits at our smelting operations, despite a challenging inflationary environment. However, on October 24, 2024, we reduced our 2024 cash cost guidance for the mining segment. This reduction was primarily due to higher LME metal prices, year-to-date performance, increased by-products contribution (both in prices and volumes), and slightly lower treatment charges (“TCs”). Nexa is confident that the adjusted 2024 consolidated cash cost guidance for its mining segment, and the reaffirmed cash cost guidance for our smelting segment will be achieved.
o	Mining and smelting volumes are expected to slightly increase in 4Q24 compared to 3Q24, remaining within the guidance ranges noted above.

8

o	We anticipate that ongoing improvements in operational efficiency and cost management will positively impact on our overall performance. Several initiatives are already being implemented across our mines and smelters.
o	Commodity prices have been revised for 2024e – (Zn: US$1.21/lb, Cu: US$4.14/lb, Pb: US$0.95/lb, Ag: US$27.8/oz, Au: US$2,328/oz), versus previous 2024e – (Zn: US$1.13/lb, Cu: US$3.76/lb, Pb: US$0.95/lb, Ag: US$23.5/oz, Au: US$1,945/oz). Nexa’s C1 cash cost is sensitive to by-products prices and volumes, which may affect the results of our final costs.
o	Foreign exchange rates assumptions have been updated to (BRL/USD: 5.25 and Soles/USD: 3.74), versus previous 2024e – (BRL/USD: 4.90 and Soles/USD: 3.67).
o	Zinc TCs assumptions for the year have been updated to US$165/t concentrate, versus the previous 2024e US$174/t concentrate.
Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	9M24	9M24	2024e			2024e
						Updated

Mining (1)	46.0	0.09	44.0	-	51.4	0.03	-	0.20
Cerro Lindo	42.6	(0.39)	41.0	-	45.0	(0.56)	-	(0.28)
El Porvenir	63.6	0.13	58.4	-	71.6	(0.09)	-	0.18
Atacocha	33.8	(0.69)	34.3	-	43.2	(0.85)	-	(0.59)
Vazante	48.9	0.50	55.8	-	63.6	0.46	-	0.52
Morro Agudo (2)	40.8	0.93	27.9	-	40.0	0.93	-	0.93

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) Considers only the four months of operations from January to April 2024.

Note: Consolidated cash cost does not include Aripuanã.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	9M24	9M24	2024e			2024e

Smelting (3)	0.31	1.11	0.29	-	0.32	1.07	-	1.18
Cajamarquilla	0.28	1.09	0.29	-	0.32	1.02	-	1.13
Três Marias	0.30	1.12	0.25	-	0.27	1.12	-	1.23
Juiz de Fora	0.43	1.21	0.38	-	0.42	1.17	-	1.28

(3) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	In 9M24, Mining C1 cash cost of US$0.09/lb was in line with our updated 2024 guidance, primarily driven by higher by-products contribution, particularly from Cerro Lindo, and lower TCs across all units. The run-of-mine mining costs of US$46.0/t was in line with our 2024 guidance. For further information, please see the section “Business performance – Mining segment.”
▪	In 9M24, Smelting C1 cash cost of US$1.11/lb and conversion cost of US$0.31/lb were in line with our 2024 guidance. For further information, please see the section “Business performance – Smelting segment.”

Capital Expenditures (“CAPEX”) Guidance

▪	Nexa invested US$53 million in 3Q24, nearly all of which was sustaining, which includes CAPEX to sustain operations as well as mine development. In 9M24, total CAPEX amounted to US$191 million.

9

▪	The depreciation of the Brazilian real against the U.S. dollar resulted in a positive impact of US$3.1 million in the quarter, totaling US$5 million in 9M24.
▪	Our 2024 CAPEX guidance has been revised downward by US$11 million, bringing the updated figure to US$300 million (vs. US$311 million in the previous guidance).
CAPEX	9M24	2024e
(US$ million)		Updated
Non-Expansion	198	297
Sustaining (1)	185	261
HS&E	7	20
Others (2)	6	16

Expansion projects (3)	2	3
Reconciliation to Financial Statements (4)	(9)	-
TOTAL	191	300

(1) Investments in tailing dams are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes Vazante deepening, among several other projects to improve operational performance.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

Exploration & Project Evaluation and Other Expenses Guidance

▪	In 3Q24, we invested US$15 million in exploration and project evaluation, totaling US$45 million in 9M24.
▪	In 3Q24, we also allocated a total of US$5 million to technology and community initiatives, totaling US$12 million in 9M24. These investments aim to enhance our current operations and to further contribute to the social and economic development of our host communities.
▪	Our total 2024 guidance for exploration and project evaluation, and other operating expenses remains unchanged at US$72 million and US$21 million, respectively.
▪	As part of our long-term strategy, we remain focused on replacing and increasing mineral reserves and resources. We expect to continue advancing our exploration activities, primarily by identifying new ore bodies and upgrading resources classification through infill drilling campaigns.
Other Operating Expenses	9M24	Guidance 2024
(US$ million)
Exploration	37	58
Mineral Exploration	28	42
Mineral rights	4	6
Sustaining (mine development)	4	10

Project Evaluation	8	14

Exploration & Project Evaluation	45	72

Other	12	21
Technology	2	4
Communities	9	17

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

10

Earnings Release 3Q24

This Earnings Release should be read in conjunction with the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.” This document contains forward-looking statements.

Table of contents

Consolidated performance	12
Business performance – Mining	18
Business performance – Smelting	29
Liquidity and Indebtedness	37
Cash flows	39
Others	40
Market scenario	42
Risks and Uncertainties	44
Use of Non-IFRS Financial Measures	45
Cautionary Statement on Forward-Looking Statements	47
Appendix	49

UPCOMING EVENT

Earnings Conference Call

Date: Friday, November 1, 2024 – 9:00am (EST)

Dial In

US: +1-833-816-1265

Canada: +1-647-484-8814

Brazil: +55 11 3181-8565

International: +1-412-317-5635

Conference ID: Nexa Resources

Live audio webcast with slide presentation will be available on:
https://ir.nexaresources.com

11

Consolidated performance

Selected financial information

US$ million (except where otherwise indicated)	3Q24	2Q24	3Q23	9M24	9M23

Net Revenues	709	736	649	2,026	1,943
Mining	325	377	273	996	809
Smelting	524	508	484	1,450	1,493
Intersegment results | Adjustments	(140)	(149)	(107)	(421)	(358)

Cost of Sales	(583)	(556)	(581)	(1,631)	(1,714)
Mining	(247)	(256)	(245)	(755)	(744)
Current Operations	(203)	(215)	(203)	(627)	(600)
Aripuanã	(44)	(42)	(42)	(128)	(143)
Smelting	(474)	(450)	(439)	(1,297)	(1,322)
Intersegment results | Adjustments	139	150	102	421	352

Selling, general and administrative	(29)	(30)	(33)	(93)	(94)
Mining	(14)	(16)	(16)	(47)	(45)
Smelting	(13)	(14)	(15)	(43)	(46)
Intersegment results | Adjustments	(2)	0	(2)	(3)	(3)

Depreciation and amortization	82	74	76	234	224
Mining	63	54	54	174	163
Smelting	19	19	21	58	60
Intersegment results | Adjustments	0	1	0	1	1

Adjusted EBITDA (1)	183	206	87	517	296
Mining	128	136	44	342	110
Smelting	55	69	50	174	191
Intersegment results | Adjustments	0	1	(7)	1	(4)
Adj. EBITDA margin (%)	25.8%	28.0%	13.3%	25.5%	15.2%

Net income (loss)	6	(70)	(64)	(76)	(183)
Attributable to Nexa's shareholders	(5)	(77)	(75)	(107)	(197)
Attributable to non-controlling interests	11	7	10	31	14

Basic and diluted loss per share	(0.04)	(0.58)	(0.57)	(0.80)	(1.49)

Adjusted net income (loss) (1)	22	42	(50)	53	(35)
Attributable to Nexa's shareholders	2.4	19	(58)	0.4	(54)
Attributable to non-controlling interests	19	23	8	53	19

Adjusted basic and diluted earnings (loss) per share (1)	0.02	0.14	(0.44)	0.00	(0.41)

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.” This is a note about segments, and one of the explanations for the new adjustment for cash dividend at the consolidated level was to keep consistency with segment information.

12

Net revenues

In 3Q24, net revenues totaled US$709 million, up 9% year-over-year, primarily driven by higher LME metal prices (except for lead), which was partially offset by slightly lower smelting sales volumes and a lower net premium. The LME average prices for zinc and copper rose by 14% and 10%, respectively, while lead prices decreased by 6%, compared to the same period in 2023. For further details on metal prices, please refer to the “Market Scenario” section.

Compared to 2Q24, net revenues decreased by 4%, mainly due to lower LME base metal prices and lower by-products contribution, partially offset by higher smelting sales volume and a slightly higher net premium.

In 9M24, net revenues amounted to US$2,026 million, up by 4% compared to the same period a year ago, as a result of the aforementioned reasons.

Cost of Sales

In 3Q24, cost of sales amounted to US$583 million, remaining relatively flat year-over-year. This stability was primarily driven by slightly lower smelting and mining sales volumes, and a positive hedge effect. These positive factors were offset by higher maintenance expenses in both segments, increased third-party services in our mining segment, lower TCs from third-party concentrates, and higher energy expenses. Compared to 2Q24, cost of sales increased by 5%, mainly due to increased smelting and mining sales volumes, higher operational costs, and lower TCs from third-party concentrates, which were partially offset by the positive effect of lower zinc prices on zinc concentrates purchase, as well as slightly lower third-party services and employee benefit expenses.

In 9M24, cost of sales amounted to US$1,631 million, down by 5% compared to the same period a year ago, largely due to the aforementioned reasons.

Mineral exploration and Project evaluation

In 3Q24, mineral exploration and project evaluation investments were US$15 million, compared to US$26 million in 3Q23, mainly driven by lower project evaluation expenses. In 9M24, mineral exploration and project evaluation investments amounted to US$45 million.

For additional information about our exploration results in the third quarter 2024, please refer to our 3Q24 Exploration Report published on October 24, 2024.

SG&A

In 3Q24, SG&A expenses totaled US$29 million, down by 11% compared to 3Q23. This reduction was primarily due to a decrease in the impairment provision for trade accounts receivable and slightly lower third-party service costs in support areas, partially offset by higher employee benefit expenses. SG&A expenses also decreased by 2% compared to 2Q24.

In 9M24, SG&A expenses amounted to US$93 million, down by 1% compared to the same period a year ago, primarily due to higher employee benefit expenses.

Adjusted EBITDA

In 3Q24, Adjusted EBITDA was US$183 million compared with US$87 million in 3Q23. The main factors that contributed to this increase were (i) higher by-products contribution of US$56 million, mainly due to higher prices and volumes; (ii) the positive net price effect of US$15 million, primarily attributed to higher zinc prices; (iii) the positive impact of US$13 million from foreign exchange variations; (iv) the positive impact of US$10 million from lower mineral exploration and project evaluation expenses; and (v) a positive hedge effect of US$4 million. These positive effects were partially offset by (vi) the negative net impact of US$7 million due to higher costs, mainly from adjustments for Aripuanã’s idleness in 3Q23, higher reagent consumption due to the processing of new ores in Aripuanã, and higher third-party services in our Peruvian mines.

13

Compared to 2Q24, Adjusted EBITDA decreased by 11%. This decrease was primarily driven by (i) the negative net impact of US$40 million in costs, mainly due to adjustments for Aripuanã’s idleness amounting to US$11 million in 2Q24, which costs are no longer adjusted commencing in 3Q24, and higher third-party services, energy, and sales expenses in our smelting segment; (ii) lower by-products contribution of US$12 million, attributed to reduced copper and lead sales volumes and lower prices, partially offset by higher payable values for silver and gold in our Peruvian operations and Aripuanã, as well as increased copper cement sales volume and higher silver prices in Cajamarquilla. These were partially offset by (iii) a positive net price effect of US$10 million, mainly in our smelting segment, driven by a positive sales effect from quotation period adjustments; (iv) higher smelting sales volume of US$8 million, attributed to higher domestic market sales, which improved margins; and (v) the positive impact of US$7 million from foreign exchange variations.

For 9M24, Adjusted EBITDA was US$517 million compared to US$296 million for the same period a year ago. This increase was primarily driven by higher by-products contribution, higher zinc prices, and lower TCs, positively impacting our zinc concentrate purchases. Additionally, lower costs, as well as reduced mineral exploration and project evaluation expenses contributed to the increase. These positive factors were partially offset by a lower net premium and lower smelting sales volume in Três Marias and Cajamarquilla.

14

Net Income (Loss) reconciliation to Adjusted EBITDA

US$ million	3Q24	2Q24	3Q23	9M24	9M23
Net Income (Loss)	6.0	(70.0)	(64.5)	(76.0)	(183.1)
Depreciation and amortization	82.3	74.3	75.6	233.6	223.5
Share in the results of associates	(5.4)	(5.3)	(6.3)	(16.5)	(17.4)
Net financial results	41.5	118.5	66.8	227.9	133.6
Income tax benefit (expense)	42.8	(23.0)	0.4	19.3	(8.1)
EBITDA	167.0	94.4	72.0	388.2	148.6
Changes in fair value of offtake agreement (2)	2.5	17.2	(1.0)	21.5	(1.0)
Impairment loss (reversal) of long-lived assets (3)	(17.6)	60.2	1.9	25.4	59.1
Ramp-up expenses of greenfield projects (Aripuanã) (4)	0.0	11.3	3.5	25.2	5.4
Impairment of other assets (5)	0.0	0.0	0.0	0.3	0.0
Loss (gain) on sale and write-off of property, plant and equipment (6)	6.7	0.0	(0.1)	6.9	1.2
Remeasurement in estimates of asset retirement obligations (7)	5.1	14.8	(2.6)	22.5	(2.8)
Remeasurement adjustment of streaming agreement (8)	21.1	0.0	2.3	21.1	2.3
Energy forward contracts – Changes in Fair Value (9)	(3.6)	(3.8)	(2.3)	(11.8)	7.4
Tax voluntary disclosure – Value added tax ("VAT") discussions (10)	0.0	0.0	12.8	0.0	76.0
Other restoration obligations (11)	(0.0)	(0.2)	0.0	1.1	0.0
Divestment and restructuring (12)	(4.7)	2.4	0.0	0.9	0.0
Dividends received from associate (13)	6.5	9.7	0.0	16.2	0.0
Adjusted EBITDA (1)	182.9	206.1	86.6	517.4	296.2

(1) Adjusted EBITDA excludes the items presented above in the “Net Income (Loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement” described in the section “Others—Offtake agreement” of this earnings release.

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal). Please refer to “Others – Impairment” section in this Earnings Release for further details.

(4) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their expected production capacity. Once the Aripuanã operation is stabilized and operational at its expected production capacity, such effects will no longer be excluded. Commencing on July 1, 2024, we expect these effects to be no longer included since, at the end of June 2024, it was approaching the final stage of its ramp-up phase, transitioning to an ongoing operation.

(5) Non-cash adjustment: Value-added-taxes impairment loss.

(6) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(7) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(8) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.

(9) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of the Company’s subsidiary, Pollarix.

(10) Expenses related to the impact of accruals related to VAT discussions.

(11) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(12) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

(13) Amount in cash dividend received from Enercan, since the results from these dividends were not consolidated on prior periods.

Net financial results

The net financial results in 3Q24 were a loss of US$41 million, significantly lower than the US$118 million loss recorded in 2Q24. This improvement was primarily driven by foreign exchange gains, and slightly lower financial expenses due to our bonds’ repurchase in 2Q24, partially offset by a slight reduction in financial income.

15

The foreign exchange variation had a positive impact of US$11 million in 3Q24 compared to a negative impact of US$64 million in 2Q24, mainly due to the 2% appreciation of the Brazilian real against the U.S. dollar[4] in 3Q24.

Excluding the effect of foreign exchange variations, the net financial results in 3Q24 were a loss of US$52 million compared to an expense of US$55 million in the previous quarter.

US$ thousand	3Q24	2Q24	3Q23

Financial income	6,206	6,775	7,802

Financial expenses	(59,376)	(62,506)	(47,233)

Other financial items, net	11,710	(62,734)	(27,400)
Foreign exchange gain (loss)	10,889	(63,766)	(26,882)

Net financial result	(41,460)	(118,465)	(66,831)
Net financial result excluding FX	(52,349)	(54,699)	(39,949)

Net Income (Loss)

In 3Q24, net income amounted to US$6 million compared to a net loss of US$64 million in 3Q23 and US$70 million in 2Q24. The improvement from 2Q24 was primarily driven by foreign exchange gains, higher operating income due to the recognition of an impairment reversal[5], and lower Other income and expenses[6] related to changes in the fair value of the offtake agreement, adjustments to asset retirement, restoration, and environmental obligations, reductions in slow-moving and obsolete inventory, and provisions for legal claims. Additionally, mineral exploration and project evaluation expenses were lower in the period.

Net Loss attributable to Nexa’s shareholders was US$5 million in 3Q24, resulting in basic and diluted loss per share attributable to Nexa's shareholders of US$0.04 per share. In 9M24, Net Loss attributable to Nexa’s shareholders was US$107 million, resulting in basic and diluted loss per share attributable to Nexa's shareholders of US$0.80.

Excluding miscellaneous adjustments, as detailed in the Net Income (Loss) reconciliation to Adjusted EBITDA section, adjusted net income was US$22 million for the quarter, totaling US$53 million in 9M24.

Adjusted Net Income attributable to Nexa’s shareholders was US$2.4 million in 3Q24, resulting in adjusted earnings per share of US$0.02. In 9M24, Adjusted Net Income attributable to Nexa’s shareholders was US$0.4 million, resulting in adjusted earnings per share of US$0.00.

[4] In 3Q24, the Brazilian real / U.S. dollar (end of period) exchange rate was R$5.448/US$1.00 compared to R$5.559/US$1.00 in 2Q24.

[5] For more information, please refer to explanatory note 19 – “Impairment of long-lived assets” in the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

[6] For more information, please refer to explanatory notes 10 (e) – “Financial instruments in the offtake agreement: fair value” and 17 (ii) – “Changes in asset retirement, restoration and environmental obligations” in the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

16

US$ million (except where otherwise indicated)	3Q24	2Q24	3Q23	9M24	9M23
Net Income (loss)	6.0	(70.0)	(64.5)	(76.0)	(183.1)
Attributable to Nexa's shareholders	(5.2)	(77.0)	(74.9)	(106.5)	(197.4)
Attributable to non-controlling interests	11.1	7.0	10.4	30.5	14.4
Basic and diluted loss per share	(0.04)	(0.58)	(0.57)	(0.80)	(1.49)

Miscellaneous adjustments (1)	15.9	111.6	14.6	129.2	147.6
Attributable to Nexa's shareholders	8.7	95.9	16.6	108.2	143.3
Attributable to non-controlling interests	7.1	15.7	(2.0)	21.0	4.3
Basic and diluted miscellaneous adjustments per share	0.07	0.72	0.13	0.82	1.08

Adjusted net income (loss)	21.9	41.7	(49.9)	53.2	(35.4)
Attributable to Nexa's shareholders	2.4	18.9	(58.3)	0.4	(54.1)
Attributable to non-controlling interests	19.5	22.8	8.4	52.8	18.7
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Adjusted basic and diluted earnings (loss) per share	0.02	0.14	(0.44)	0.00	(0.41)

(1) Miscellaneous adjustments include: (i) Changes in fair value of the offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Ramp-up expenses of greenfield projects (Aripuanã); (iv) Impairment of other assets; (v) Loss on sale of property, plant and equipment; (vi) Remeasurement in estimates of asset retirement obligations; (vii) Remeasurement adjustment of streaming agreement; (viii) Changes in fair value of energy forward contracts; (ix) Tax voluntary disclosure – VAT discussions; (x) Other restoration obligations; (xi) Divestment and restructuring; and (x) Cash dividend received from Enercan.

17

Business Performance

Mining segment

Consolidated		3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23
Ore Mined	kt	3,426	3,216	3,284	4.3%	9,904	9,437	5.0%
Treated Ore	kt	3,381	3,281	3,470	(2.6%)	10,055	10,147	(0.9%)

Grade
Zinc	%	2.90	2.99	3.03	(13 bps)	2.97	2.90	7 bps
Copper	%	0.36	0.38	0.37	(1 bps)	0.35	0.33	2 bps
Lead	%	0.65	0.65	0.67	(2 bps)	0.67	0.67	(1 bps)
Silver	oz/t	1.14	1.12	1.01	12.9%	1.14	1.02	11.3%
Gold	oz/t	0.006	0.006	0.005	19.1%	0.006	0.005	16.0%

Production | metal contained
Zinc	kt	82.7	82.5	87.4	(5.4%)	252.5	242.9	3.9%
Copper	kt	9.3	9.7	9.3	0.6%	26.6	24.0	10.6%
Lead	kt	17.0	16.7	16.5	3.3%	52.0	47.6	9.1%
Silver	MMoz	2.9	2.8	2.6	13.9%	8.7	7.6	15.6%
Gold	koz	9.3	8.6	6.6	41.3%	26.6	19.9	33.3%
Zinc Equivalent (1)	kt	158.9	159.1	160.8	(1.2%)	477.0	445.7	7.0%

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2023 LME average prices: Zn: US$1.20/lb; Cu: US$3.85/lb; Pb: US$0.97/lb; Ag: US$23.4/oz; Au: US$1,943/oz.

In 3Q24, treated ore volume reached 3,381kt, reflecting a 3% year-over-year decrease, primarily due to the cessation of operations at Morro Agudo following its sale, which impacted overall performance, partially offset by higher plant performance across all mines, except for El Porvenir.

Compared to 2Q24, treated ore volume increased by 3%, driven by positive performance from all mines, although still impacted by the absence of contributions from Morro Agudo.

The ore throughput, year-over-year, increased at Atacocha (+37%), Aripuanã (+30%), Vazante (+5%), and Cerro Lindo (+1%). Conversely, El Porvenir slightly decreased by (-1%). Overall treated ore throughput was affected by the absence of contributions from Morro Agudo.

Zinc equivalent production totaled 159kt in 3Q24, remaining relatively flat compared to 3Q23. The average head grades for zinc, copper, and lead decreased by 13bps to 2.90%, 1bps to 0.36%, and 2bps to 0.65%, respectively, while silver head grades increased by 13% to 1.14oz/t. Compared to 2Q24, zinc equivalent production was also relatively flat.

Zinc production of 83kt in the quarter decreased by 5% from 3Q23, mainly due to lower average head grades at Vazante and El Porvenir, and the absence of contributions from Morro Agudo, partially offset by higher volumes from Aripuanã. Compared to 2Q24, zinc production was relatively flat, with higher volumes from Vazante, El Porvenir and Atacocha, offset by the absence of contributions from Morro Agudo and slightly lower volumes from Cerro Lindo and Aripuanã.

Copper production of 9kt remained flat compared to 3Q23. Compared to 2Q24, copper production decreased by 4%, primarily driven by a lower contribution from Cerro Lindo.

18

Lead production increased by 3% year-over-year, mainly explained by higher contributions from Atacocha and Aripuanã, and increased by 2% quarter-over-quarter, driven by higher contributions from Atacocha and Cerro Lindo, despite the absence of contributions from Morro Agudo in the period.

In 9M24, treated ore volume was slightly lower year-over-year, totaling 10,055kt. Zinc average grade was up 7bps to 2.97%. Therefore, zinc production totaled 252kt, 4% higher than in 9M23. Copper production of 27kt was 11% higher and lead production increased by 9% to 52kt.

Cerro Lindo

Cerro Lindo (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Ore Mined	kt	1,593	1,484	1,457	4,534	1,617	1,515	1,595	1,254	4,365
Treated Ore	kt	1,560	1,472	1,471	4,503	1,644	1,540	1,530	1,277	4,347

Grade

Zinc	%	1.67	1.86	1.87	1.80	1.70	1.63	1.31	1.38	1.44
Copper	%	0.56	0.66	0.51	0.58	0.58	0.63	0.57	0.48	0.57
Lead	%	0.30	0.31	0.44	0.35	0.32	0.32	0.33	0.25	0.30
Silver	oz/t	0.89	0.92	1.14	0.98	0.83	0.81	0.83	0.72	0.79
Gold	oz/t	0.003	0.002	0.003	0.003	0.003	0.002	0.002	0.002	0.002

Production | metal contained

Zinc	kt	23.1	24.1	24.3	71.5	24.6	21.7	16.9	15.0	53.6
Copper	kt	7.5	8.4	5.9	21.8	7.9	8.1	7.4	5.2	20.7
Lead	kt	3.7	3.3	4.9	11.9	3.8	3.6	3.6	2.1	9.3
Silver	MMoz	1.1	1.0	1.3	3.4	1.0	0.9	0.9	0.6	2.5
Gold	koz	1.3	1.0	1.2	3.5	1.2	0.7	0.8	0.7	2.2

Zinc sales	kt	24.1	24.4	22.8	71.3	25.3	20.8	17.5	14.8	53.1

Costs

Cost of sales	US$ mm	88.5	92.9	84.9	266.2	98.1	88.6	86.5	81.6	256.7
Cost ROM (2)	US$/t	40.6	45.8	41.6	42.6	41.5	41.3	39.8	39.6	40.3
Cash cost (1)	US$/lb	(0.36)	(0.58)	(0.23)	(0.39)	0.06	(0.18)	(0.13)	(0.02)	(0.12)
Sustaining cash cost (1)	US$/lb	(0.15)	(0.36)	(0.06)	(0.20)	0.29	0.07	0.15	0.23	0.14

CAPEX	US$ mm

Sustaining		11.0	11.5	8.5	30.9	11.2	9.1	9.4	8.0	26.5
Other		0.2	0.1	0.0	0.2	1.7	2.0	1.5	0.4	3.9

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 3Q24, treated ore volume was 1,560kt, up by 1% and 6% year-over-year and quarter-over-quarter, respectively.

19

Zinc production of 23kt increased by 7% compared to 3Q23, primarily driven by the prioritization of areas with higher zinc grades, in line with the mine sequencing plan. Compared to 2Q24, zinc production decreased by 4%, due to mine development and rehabilitation activities in areas with lower zinc grades in the period.

The average zinc head grade for the quarter was 1.67%, up 4bps and down 19bps compared to 3Q23 and 2Q24, respectively.

Copper production totaled 7.5kt, down 8% year-over-year and 10% quarter-over-quarter, attributed to operations in areas with lower copper grades. The average copper grade was 0.56% in 3Q24, compared to 0.63% in 3Q23 and 0.66% in 2Q24.

Lead production reached 3.7kt, slightly up from 3.6kt in 3Q23 and 3.3kt in 2Q24, despite lower average lead grade in the period, which decreased by 1bps both year-over-year and quarter-over-quarter.

In the first nine months of 2024, zinc production totaled 71kt, up 33% compared to 9M23, mainly driven by higher zinc grades and higher treated ore volumes. Copper production rose by 5% to 22kt, while lead production increased by 28% to 12kt, both attributed to higher average grades.

Cost

Cost of sales was US$88 million in 3Q24 compared to US$89 million in the same period last year. This slight decrease was primarily due to lower third-party services expenses, partially offset by higher maintenance costs. Compared to 2Q24, cost of sales decreased by 5%, mainly driven by lower third-party services and maintenance costs, partially offset by higher variable costs associated with royalties, freights expenses, and an increase in personnel costs.

Run-of-mine mining cost was US$41/t in the quarter, down 2% year-over-year, mainly explained by lower variable costs and higher treated ore volumes. Compared to 2Q24, run-of-mine mining cost decreased by 11% due to higher treated ore volumes, lower maintenance expenses, and reductions in third-party services and variable costs.

Cash cost net of by-products in 3Q24 decreased to US$(0.36)/lb compared with US$(0.18)/lb in 3Q23 but increased compared with US$(0.58)/lb in 2Q24. The year-over-year improvement was mainly due to lower TCs, and higher by-products contribution supported by higher LME metal prices (except lead). The quarter-over-quarter increase was mainly attributed to a lower contribution from by-products, mainly driven by decreased copper volumes and prices, as well as lower zinc volumes, which were partially offset by lower operational costs.

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$11 million, primarily allocated to mine development, maintenance, and equipment acquisition, totaling US$31 million in 9M24.

20

El Porvenir

El Porvenir (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Ore Mined	kt	571	538	530	1,638	562	568	546	544	1,658
Treated Ore	kt	564	538	530	1,631	562	568	546	544	1,658

Grade

Zinc	%	2.58	2.56	2.76	2.63	2.83	2.89	2.89	2.82	2.87
Copper	%	0.14	0.14	0.16	0.15	0.16	0.16	0.17	0.15	0.16
Lead	%	1.35	1.41	1.48	1.41	1.39	1.36	1.35	1.38	1.36
Silver	oz/t	2.34	2.42	2.47	2.41	2.20	2.22	2.42	2.55	2.39
Gold	oz/t	0.009	0.009	0.011	0.010	0.010	0.010	0.011	0.011	0.011

Production | metal contained

Zinc	kt	12.8	12.1	12.9	37.8	13.9	14.4	13.8	13.6	41.9
Copper	kt	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.3
Lead	kt	6.4	6.4	6.6	19.3	6.5	6.3	6.0	6.2	18.5
Silver	MMoz	1.1	1.1	1.1	3.3	1.0	1.0	1.1	1.2	3.3
Gold	koz	1.8	1.7	2.2	5.6	2.1	2.0	2.2	2.3	6.6

Zinc sales	kt	12.6	12.0	12.7	37.4	14.2	14.5	14.5	14.4	43.5

Costs

Cost of sales	US$ mm	51.2	50.2	49.0	150.4	57.4	47.8	48.1	51.8	147.7
Cost ROM (2)	US$/t	63.1	65.7	62.0	63.6	70.6	57.5	63.1	60.1	60.2
Cash cost (1)	US$/lb	0.18	(0.05)	0.24	0.13	0.37	0.20	0.35	0.22	0.26
Sustaining cash cost (1)	US$/lb	0.52	0.40	1.14	0.69	1.30	0.73	0.65	0.64	0.67

CAPEX	US$ mm

Sustaining		9.1	12.0	25.2	46.3	28.8	16.7	9.7	13.4	39.8
Other		0.3	0.0	0.0	0.3	0.0	-	(0.0)	(0.0)	(0.0)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 3Q24, treated ore volume was 564kt, down 1% year-over-year and up 5% quarter-over-quarter.

In 3Q24, zinc production totaled 13kt, down 11% from 3Q23, mainly explained by activities in areas with lower zincs grades. Compared to 2Q24, zinc production increased by 6% due to better plant performance, following the successful preventive maintenance of the mill circuit last quarter, and slightly higher grades.

Lead production in 3Q24 increased by 1% from 3Q23 and decreased by 1% from 2Q24, while silver production rose by 8% year-over-year and relatively flat quarter-over-quarter.

In the first nine months of 2024, zinc production totaled 38kt, down 10% compared to 9M23. Lead and silver production increased by 5% to 19kt and down 2% to 3.3MMoz, respectively.

Cost

Cost of sales amounted to US$51 million in 3Q24 compared to US$48 million in 3Q23, mainly due to higher depreciation and amortization, as well as increased operating costs associated with maintenance and energy. These were partially offset by reduced third-party services and lower workers participation. Compared to 2Q24, cost of sales was up 2%, also driven by higher depreciation and amortization, higher operating costs associated with maintenance and energy, in addition to an increase in personnel and fixed costs, which were partially offset by lower variable costs and lower workers participation.

21

Run-of-mine mining cost was US$63/t in the quarter, up 10% from 3Q23, mainly due to higher maintenance and energy expenses. Compared with 2Q24, run-of-mine mining cost decreased by 4%, mainly driven by higher treated ore volumes and lower variable costs, which were partially offset by increased personnel costs and fixed costs related to maintenance and energy.

Cash cost net of by-products in 3Q24 decreased to US$0.18/lb compared to US$0.20/lb in 3Q23 due to higher by-products contribution and lower TCs, which were partially offset by lower zinc volumes and higher operational costs. Compared to 2Q24, cash cost increased by US$0.23/lb, driven by lower by-products contribution, impacted by lower lead and copper prices, partially offset by lower operational costs and higher silver and gold prices.

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$9 million, mainly related to mine development, equipment acquisition, and the tailings dam project, totaling US$46 million in 9M24.

Atacocha

Atacocha (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Ore Mined	kt	365	379	347	1,090	399	290	363	342	995
Treated Ore	kt	398	379	347	1,123	393	290	373	342	1,004

Grade

Zinc	%	0.98	0.86	0.89	0.91	0.87	0.58	0.67	0.94	0.73
Lead	%	1.14	0.90	0.81	0.96	0.86	0.84	0.80	1.23	0.96
Silver	oz/t	1.18	0.98	1.02	1.07	1.20	1.33	1.11	1.24	1.21
Gold	oz/t	0.012	0.010	0.008	0.010	0.007	0.009	0.010	0.012	0.010

Production | metal contained

Zinc	kt	2.9	2.4	2.4	7.7	2.6	1.2	1.9	2.5	5.5
Lead	kt	3.9	2.9	2.3	9.2	2.9	2.1	2.6	3.6	8.2
Silver	MMoz	0.4	0.3	0.3	0.9	0.4	0.3	0.3	0.4	1.0
Gold	koz	2.9	2.1	1.4	6.4	1.4	1.4	2.2	2.6	6.2

Zinc sales	kt	3.0	2.4	2.1	7.5	2.7	1.1	2.4	2.3	5.8

Costs

Cost of sales	US$ mm	28.3	16.5	16.3	61.2	20.4	13.1	19.8	16.5	49.5
Cost ROM (2)	US$/t	35.2	32.5	33.7	33.8	32.4	30.7	31.7	36.6	33.1
Cash cost (1)	US$/lb	(0.93)	(1.05)	0.05	(0.69)	0.17	(1.22)	(1.05)	(0.12)	(0.72)
Sustaining cash cost (1)	US$/lb	(0.50)	(0.40)	0.95	(0.06)	1.25	(0.19)	(0.58)	0.81	0.05

CAPEX	US$ mm

Sustaining		2.9	3.4	4.2	10.5	6.4	2.6	2.5	4.7	9.7
Other		0.0	0.0	0.0	0.0	0.1	0.0	0.0	(0.0)	0.0

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

22

Treated ore volume of 398kt in 3Q24 increased by 37% compared to 3Q23 and 5% compared to 2Q24.

Zinc production was 2.9kt in 3Q24, increasing from 1.2kt in 3Q23 and 2.4kt from 2Q24, respectively. This performance was primarily driven by improved plant stability, following no community-related disruptions in 2024, as opposed to 2023. As a result, we were able to prioritize mining activities, including operations in areas with higher zinc grades.

Zinc average grade in the quarter was 0.98%, up 40bps year-over-year and 12bps quarter-over-quarter.

Lead production increased to 3.9kt compared to 2.1kt in 3Q23 and 2.9kt in 2Q24, while silver production was 374koz, up by 17% and 29% year-over-year and quarter-over-quarter, respectively.

In 9M24, treated ore volume totaled 1,123kt, up 12% compared to the same period last year. Zinc and lead production increased by 39% and 12%, to 7.7kt and 9.2kt, respectively, while silver decreased by 9% to 932koz.

Cost

Cost of sales was US$28 million in 3Q24, up 116% year-over-year, driven primarily by higher production levels across all metals and an increase (+172%) in zinc sales, in addition to higher operating costs associated with maintenance, energy and third-party services. Compared to 2Q24, cost of sales increased by 72%, also driven by the aforementioned reasons.

Run-of-mine mining cost was US$35/t in the quarter, up 15% from 3Q23, mainly due to higher operational costs related to maintenance, energy and other variable costs, partially offset by increased treated ore volumes. Compared to 2Q24, run-of-mine mining costs increased by 8%, mainly due to increased third-party services and maintenance expenses, partially offset by slightly higher treated ore volumes.

Cash cost net of by-products was US$(0.93)/lb in 3Q24, up 24% from 3Q23, driven by higher operational costs, which were partially offset by increased zinc volumes. Compared to 2Q24, cash cost increased by US$0.11/lb, driven by higher operational costs, partially offset by higher zinc volumes.

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$2.9 million, mainly related to the tailings dam deposit area, totaling US$10 million in 9M24.

23

Vazante

Vazante (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Ore Mined	kt	384	381	374	1,139	382	384	366	385	1,135
Treated Ore	kt	449	444	427	1,320	407	427	405	394	1,226

Grade

Zinc	%	9.39	9.18	9.55	9.37	9.86	10.22	10.25	10.44	10.30
Lead	%	0.29	0.28	0.26	0.28	0.29	0.35	0.35	0.34	0.35
Silver	oz/t	0.62	0.62	0.58	0.61	0.66	0.70	0.66	0.69	0.68

Production | metal contained

Zinc	kt	36.4	34.5	34.9	105.8	34.9	38.4	36.6	35.8	110.8
Lead	kt	0.3	0.3	0.1	0.7	0.3	0.4	0.4	0.4	1.2
Silver	MMoz	0.1	0.1	0.1	0.4	0.1	0.2	0.2	0.1	0.4

Zinc sales	kt	36.4	34.5	34.9	105.8	34.9	38.4	36.6	35.8	110.8

Costs

Cost of sales	US$ mm	31.0	31.6	33.2	95.8	29.2	33.3	31.7	29.8	94.8
Cost ROM (2)	US$/t	51.7	48.6	46.1	48.9	54.8	54.9	53.9	54.2	54.3
Cash cost (1)	US$/lb	0.48	0.50	0.54	0.50	0.55	0.61	0.60	0.62	0.61
Sustaining cash cost (1)	US$/lb	0.54	0.59	0.61	0.58	0.63	0.71	0.71	0.70	0.71

CAPEX	US$ mm

Sustaining		4.8	7.3	5.9	18.1	5.9	7.2	8.8	6.2	22.2
Other		0.4	0.9	0.7	2.0	0.8	1.7	0.8	0.2	2.7

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 3Q24, treated ore volume was 449kt, up 5% year-over-year and 1% quarter-over-quarter.

Zinc production totaled 36kt in 3Q24, down 5% compared to 3Q23, primarily due to lower zinc grades in the period. Compared to 2Q24, zinc production increased by 5%, attributed to the increase in the mill’s capacity (treated ore) and higher zinc grades.

The average zinc grade in the quarter was 9.39%, down 83bps and up 21bps from 3Q23 and 2Q24, respectively.

Lead production was 0.3kt in 3Q24 compared to 0.4kt in 3Q23 and 0.3kt in 2Q24, while silver production of 0.1MMoz decreased by 24% from 3Q23 and 12% from 2Q24.

In 9M24, treated ore volume totaled 1,320kt, up 8% from the same period of last year. Zinc production decreased by 5% to 106kt from 9M23.

Cost

Cost of sales was US$31 million in 3Q24, down 7% year-over-year, driven by lower zinc production and sales, as well as a reduction in operating costs due to lower energy expenses and variable costs. Compared to 2Q24, cost of sales was down 2%, primarily due to lower operating costs.

Run-of-mine mining cost was US$52/t in 3Q24 compared to US$55/t in 3Q23, mainly due to higher treated ore volumes and lower energy and variable costs. Compared to 2Q24, run-of-mine mining cost was up 6%, mainly explained by higher variable costs.

Cash cost net of by-products decreased to US$0.48/lb compared with US$0.61/lb in 3Q23, primarily due to lower TCs, partially offset by lower zinc volumes. Compared to 2Q24, cash cost decreased by US$0.01/lb, driven by lower operational costs, partially offset by lower by-products contribution and lower zinc volumes.

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$4.8 million, mainly related to mine development to support life of mine extension, maintenance, and other expenses related to infrastructure and equipment, totaling US$18 million in 9M24.

24

Aripuanã

Aripuanã (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Ore Mined	kt	513	359	299	1,171	276	237	61	148	446
Treated Ore	kt	410	367	322	1,099	347	315	372	277	965

Grade

Zinc	%	2.77	2.99	3.11	2.94	3.66	3.66	2.92	2.98	3.18
Copper	%	0.59	0.54	0.70	0.60	0.75	0.65	0.74	0.57	0.66
Lead	%	0.92	1.05	0.97	0.98	1.12	1.14	0.94	1.04	1.03
Silver	oz/t	0.98	1.07	0.91	0.99	1.09	0.97	0.89	0.86	0.91
Gold	oz/t	0.012	0.018	0.026	0.018	0.016	0.017	0.013	0.013	0.015

Production | metal contained

Zinc	kt	7.5	7.7	7.2	22.4	7.4	5.8	6.5	2.5	14.7
Copper	kt	1.7	1.3	1.5	4.5	1.4	1.0	1.2	0.9	3.1
Lead	kt	2.7	3.2	2.6	8.5	2.3	1.5	1.5	1.1	4.1
Silver	MMoz	0.3	0.3	0.2	0.8	0.2	0.1	0.1	0.1	0.3
Gold	koz	3.4	3.7	4.0	11.1	3.0	2.4	1.7	0.9	5.0

CAPEX	US$ mm

Sustaining		5.9	9.6	14.4	30.0	28.4	19.9	15.9	15.2	51.0
Other (1)		2.0	0.4	0.2	2.6	0.1	3.1	(19.3)	(2.8)	(19.1)

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

In 3Q24, treated ore volume totaled 410kt, up 30% from 315kt in 3Q23 and 12% from 367kt in 2Q24. This substantial improvement was primarily attributed to enhanced plant performance and stability, resulting in increased treated ore capacity and a notable reduction in plant downtime (-33% versus 2Q24 and -40% versus 1Q24). The corrective maintenance hours were significantly lowered by 51 hours compared to 2Q24 (averaged 44 hours in 3Q24 versus 95 hours in 2Q24), which contributed to our operational efficiency.

Throughout the quarter, utilization capacity peaked at 90% in some days and averaged 76%. This relatively stable performance, along with consistent feed rates, allowed us to increase throughput to approximately 140kt per month. Additionally, concentrate quality remains within market specifications.

Zinc production reached 7.5kt in 3Q24, up 30% compared to 5.8kt in 3Q23, mainly due to higher treated ore volumes and plant improved stability. Compared to 2Q24, zinc production was down by 2% from 7.7kt, mainly due to lower average ore grades and unexpected increases in talc levels during the flotation process, which adversely affected recoveries.

Copper production in 3Q24 was 1.7kt, up 67% year-over-year and 32% quarter-over-quarter, primarily attributed to higher treated ore volumes and higher grades quarter-over-quarter.

Zinc recovery rates averaged 66% during the quarter, compared to 70% in 2Q24. In September, the zinc recovery rate improved to 73%, following remediation efforts earlier in the quarter to address the issue of excess talc in the flotation circuit. Copper and lead recovery rates averaged 72% each, compared to 66% and 83%, respectively, in the previous quarter.

25

In 9M24, zinc production totaled 22kt, up from 15kt in the same period last year. Lead and Copper totaled 8.5kt and 4.5kt, up from 4.1kt and 3.1kt, respectively.

We continue to actively improve operational performance, with a particular focus on the tailings filter circuit. Although the circuit has significantly increased capacity since production startup, it still faces challenges related to available capacity. To further enhance and sustain utilization capacity at optimal levels, we are adding a fourth filter, which is scheduled for delivery and installation planned for 2025. This addition is expected to address current challenges while expanding capacity. Additionally, we have been actively working to reduce the levels of talc in the flotation circuit, and we anticipate improvements in 4Q24. We also implemented several initiatives related to drainage, wetland enhancement, and dam basin cleanliness that we expect will achieve better control over key operational and environmental processes as we enter the rainfall season.

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$5.9 million, mainly related to mine development and other sustaining activities, totaling US$30 million in 9M24.

Financial performance

US$ million	3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23
Net Revenues	324.7	377.3	272.6	19.1%	996.0	808.5	23.2%
Cost of Sales (1)	(247.4)	(256.5)	(244.9)	1.0%	(755.3)	(743.6)	1.6%
Gross Profit	77.3	120.9	27.7	179.0%	240.7	65.0	270.6%
Adjusted EBITDA	128.1	136.2	44.2	189.8%	342.3	109.6	212.3%
Adjusted EBITDA Mrg.	39.5%	36.1%	16.2%	23.2pp	34.4%	13.6%	20.8pp

Note: Financial performance pre intersegment eliminations. (1) Includes the cost of sales of Aripuanã of US$44 million in 3Q24, US$42 million in 3Q23 and US$42 million in 2Q24. Totaling US$128 million in 9M24 and US$143 million in 9M23.

Net revenues for the mining segment totaled US$325 million in 3Q24, up 19% versus 3Q23. This performance was mainly driven by higher LME metal prices (except for lead), increased sales volumes across all metals (except for zinc, impacted by the sale of Morro Agudo mine), and lower TCs. Compared to 2Q24, net revenues decreased by 14%, mainly due to lower LME base metal prices and lower copper and zinc sales volumes, partially offset by higher silver volumes and prices.

In 9M24, net revenues amounted to US$996 million, 23% higher compared to the same period a year ago, primarily explained by increased sales volume across all metals, higher copper prices, and lower TCs.

Cost of sales in 3Q24 was US$247 million, including US$44 million attributed to Aripuanã. Excluding the impact of Aripuanã, cost of sales of US$203 million was relatively flat compared to 3Q23 due to slightly lower mining sales volumes, and a decrease in operating costs associated with lower third-party services, energy and personnel costs, which were partially offset by higher royalties paid. Compared to 2Q24, cost of sales was down by 5%, excluding the impact of Aripuanã due to lower operating costs related to third-party services, in addition to lower workers participation, which was partially offset by higher energy expenses.

In 9M24, cost of sales amounted to US$755 million, 2% higher compared to the same period a year ago, primarily explained by the increase in sales volumes across all metals.

Reconciliation of realized prices

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

26

Adjusted EBITDA for the mining segment in 3Q24 was US$128 million compared to US$44 million in 3Q23. This increase was attributed to (i) the positive net price effect of US$29 million, primarily driven by higher zinc and copper prices; (ii) higher by-products contribution of US$28 million, mainly due to higher silver and gold prices, along with increased lead and copper volumes, particularly from the Aripuanã and Atacocha operations; (iii) lower TCs of US$22 million; (iv) the positive impact of US$15 million, primarily from higher zinc sales volumes in Cerro Lindo, Aripuanã, and Atacocha, as well as higher lead sales volume in Aripuanã and Atacocha; and (v) the positive impact of US$9 million from FX variations, which were partially offset by (vi) a negative impact of US$20 million in costs, mainly related to adjustments for Aripuanã’s idleness in the 3Q23, which are no longer adjusted since 3Q24, and higher reagent consumption due to the processing of new ores in Aripuanã.

Compared to 2Q24, Adjusted EBITDA decreased by 6%. This performance was primarily driven by (i) the negative net price effect of US$20 million, mainly due to lower LME metal prices; (ii) a negative impact of US$5 million in costs, mainly related to the adjustments for Aripuanã’s idleness in the previous quarter, along with higher maintenance expenses and third-party services in El Porvenir; (iii) a negative impact of US$3 million in lower sales volumes, mainly due to reduced zinc and copper sales volumes in Cerro Lindo from lower ore grades, as well as decreased zinc sales in Aripuanã, partially offset by higher volumes in Vazante and Cerro Pasco, which were partially offset by (iv) the positive impact of US$13 million from other expenses, mainly attributed to the sale of Morro Agudo and lower turnover and contingency provisions in Peru; (v) the positive impact of US$4 million from FX variations; and (vi) higher by-products contribution of US$3 million, primarily due to higher payable values for silver and gold in Cerro Lindo, as well as increased silver and gold prices and volumes in Aripuanã and Atacocha.

27

Cash cost and AISC [7],[8]

Consolidated cash cost		3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23
Run-of-mine mining cost	US$/t	45.6	47.9	43.1	5.8%	46.0	43.8	5.0%
Cash cost net of by-products	US$/t	(31)	51	751	(104.1%)	204	828	(75.3%)
AISC net of by-products	US$/t	662	889	1,692	(60.9%)	1,049	1,642	(36.1%)
Cash cost net of by-products	US$/lb	(0.01)	0.02	0.34	(104.1%)	0.09	0.38	(75.3%)
AISC net of by-products	US$/lb	0.30	0.40	0.77	(60.9%)	0.48	0.74	(36.1%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.7 million in El Porvenir in 9M24, and US$1.7 million in Atacocha in 3Q23, totaling US$2.6 million in 9M23, and US$5.2 million in Cerro Lindo in 9M23.

Cash cost net of by-products for the mining segment in 3Q24 decreased to US$(0.01)/lb compared to US$0.34/lb in 3Q23. This decrease was primarily driven by lower TCs, higher zinc volume, and higher by-products contribution, which were partially offset by higher operating costs due to increased variable costs associated with royalties and freight expenses.

Compared to 2Q24, cash cost decreased by US$0.04/lb, driven by lower operating costs and higher zinc volumes, which were partially offset by lower by-products contribution, particularly in Cerro Lindo, due to decreasing prices and volumes.

Run-of-mine mining cost was US$46/t in the quarter up 6% from 3Q23, mainly due to lower treated ore volumes, impacted by the cessation of Morro Agudo operations, partially offset by lower operating costs related to third-party services, personnel, energy, and materials (e.g. explosives and related items). Compared to 2Q24, run-of-mine mining cost decreased by 5%, primarily due to lower third-party services, higher treated ore volumes, and lower variable costs.

AISC net of by-products in 3Q24 was US$0.30/lb, down 61% and 26% compared to US$0.77/lb in 3Q23 and US$0.40/lb in 2Q24, respectively.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All in Sustaining Cash Cost | Mining.”

[7] Our cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

[8] AISC does not include Aripuanã.

28

Smelting segment

Consolidated		3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23
Production
Zinc metal	kt	143.3	143.5	140.1	2.3%	417.4	417.2	0.1%
Zinc oxide	kt	9.7	8.8	9.6	1.5%	26.2	26.2	0.3%
Total	kt	153.0	152.4	149.7	2.2%	443.7	443.4	0.1%
Sales
Zinc metal	kt	142.8	139.3	144.5	(1.1%)	413.1	420.6	(1.8%)
Zinc oxide	kt	10.1	8.7	9.4	7.8%	26.4	25.9	1.8%
Total	kt	152.9	148.0	153.9	(0.6%)	439.5	446.5	(1.6%)

In 3Q24, total production reached 153kt, up 2% year-over-year and 0.4% quarter-over-quarter, mainly driven by higher volumes at the Cajamarquilla and improved performance at the Três Marias, which enhanced production stability in the period.

In 3Q24, zinc metal and oxide sales were 153kt, down by 0.6% from 3Q23. Compared to 2Q24, total sales were up 3%, following higher production volumes in Cajamarquilla and strong demand in our domestic market.

In 9M24, total production amounted to 444kt, relatively flat compared to the same period a year ago. Total sales decreased by 2% to 439kt.

Lima, Peru

Cajamarquilla (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Zinc metal production	kt	87.6	85.4	73.9	246.9	78.2	80.8	82.7	81.3	244.9
Global Recovery	%	94.4	93.8	95.8	94.7	95.3	92.6	93.8	94.0	93.4
Zinc metal sales	kt	86.9	83.7	72.7	243.3	79.4	87.1	81.2	78.8	247.0

Zinc content in products	kt	86.8	83.5	72.6	242.9	79.3	87.0	81.1	78.6	246.7

Cost of sales (2)	US$ mm	274	262	201	737	221	261	218	261	739
(-) Raw material		(206)	(181)	(142)	(528)	(128)	(147)	(156)	(199)	(502)
(+) By-product		(5.9)	(6.7)	(7.3)	(19.9)	(8.4)	(9.1)	(7.6)	(6.7)	(23.5)
(+/-) Consolidation effects		(0.2)	(14.7)	(11.7)	(26.6)	(34.3)	(48.5)	(8.5)	(6.4)	(63.4)
(+) Others		(5.9)	(9.6)	3.1	(12.4)	(5.1)	(5.5)	7.7	2.2	4.4
(=) Conversion cost	US$ mm	55.7	50.6	43.8	150.1	45.1	50.8	53.4	50.4	154.5
Conversion cost	US$/lb	0.29	0.27	0.27	0.28	0.26	0.26	0.30	0.29	0.28

Cash cost (1)	US$/lb	1.14	1.18	0.92	1.09	0.94	0.97	1.06	1.17	1.07
Sustaining cash cost (1)	US$/lb	1.19	1.24	0.99	1.15	1.05	1.01	1.09	1.20	1.09

CAPEX	US$ mm

Sustaining		8.7	11.4	11.7	31.8	16.4	6.2	3.2	4.0	13.4
Other		1.2	0.8	0.4	2.3	2.4	1.1	1.3	0.5	2.9

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

29

In 3Q24, Cajamarquilla smelter production reached 88kt, up 8% year-over-year and 3% quarter-over-quarter. This increase was primarily driven by plant stabilization, which contributed to higher production volumes, coupled with improvements in calcine inventory levels.

Recovery rates averaged 94.4% during the quarter, improving from 92.6% in 3Q23 and 93.8% in 2Q24.

Metal sales totaled 87kt in 3Q24, relatively flat year-over-year and rose by 4% quarter-over-quarter, reflecting higher production volumes and supportive demand in the period.

For 9M24, smelter production totaled 247kt, up 1% compared to 9M23, while sales amounted to 243kt, down 2% from the same period last year, largely due to lower production in 1Q24, impacted by scheduled preventive maintenance in the period.

Costs

Cost of sales was US$274 million in 3Q24 compared to US$261 million in 3Q23 and US$262 million in 2Q24. This increase was mainly driven by higher zinc prices and lower TCs in the period, which impacted on our raw material costs, in addition to higher energy expenses.

In 3Q24, conversion cost was US$0.29/lb, up by US$0.03/lb compared to 3Q23, primarily due to higher energy costs, including a one-off increase spike in peak-hour pricing in Peru during a holiday in the quarter, and higher variable costs, which were partially offset by lower personnel cost and reduced third-party services. Compared to 2Q24, conversion cost rose by 6%, also due to higher energy costs.

Cash cost net of by-products in 3Q24 was US$1.14/lb compared to US$0.97/lb in 3Q23, mainly due to higher zinc prices affecting raw material costs and lower TCs, which were partially offset by higher by-products contribution. Compared to 2Q24, cash cost decreased by US$0.04/lb, driven by lower operating costs and higher by-products contribution, which were partially offset by lower TCs.

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$8.7 million, mainly due to the acquisition and repairs of equipment, maintenance and other expenses related to infrastructure, totaling US$32 million in 9M24.

Três Marias, Brazil

Três Marias (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Zinc metal production	kt	35.6	36.3	37.5	109.4	35.8	39.0	35.7	37.9	112.6
Zinc oxide production	kt	9.7	8.8	7.7	26.2	7.8	9.6	8.4	8.2	26.2
Global Recovery	%	90.6	91.1	90.5	90.5	90.5	89.3	91.7	91.4	89.7
Zinc metal sales	kt	37.2	34.4	38.4	110.0	33.4	38.0	38.9	36.8	113.7
Zinc oxide sales	kt	10.1	8.7	7.6	26.4	7.9	9.4	8.5	8.1	25.9

Zinc content in products	kt	47.2	43.0	45.3	129.2	40.7	45.4	45.6	43.1	134.1

Cost of sales (2)	US$ mm	135	127	115	377	119	113	131	138	383
(-) Raw material		(73)	(67)	(55)	(196)	(52)	(43)	(61)	(85)	(189)
(+) By-product		(12.9)	(13.9)	(15.0)	(41.8)	(17.3)	(17.5)	(19.7)	(12.9)	(50.1)
(+/-) Consolidation effects		(1.2)	(0.3)	1.8	0.3	(5.5)	(5.6)	2.1	0.9	(2.5)
(+) Others		(15.1)	(17.8)	(18.4)	(51.3)	(22.8)	(21.9)	(23.0)	(19.1)	(63.9)
(=) Conversion cost	US$ mm	32.4	28.0	28.1	88.5	21.2	25.5	29.9	22.3	77.7
Conversion cost	US$/lb	0.31	0.30	0.28	0.31	0.24	0.25	0.30	0.23	0.26

Cash cost (1)	US$/lb	1.14	1.21	1.02	1.17	1.12	0.96	1.17	1.35	1.16
Sustaining cash cost (1)	US$/lb	1.18	1.26	1.05	1.22	1.19	1.01	1.24	1.39	1.21

CAPEX	US$ mm

Sustaining		2.9	4.4	2.4	9.8	5.0	3.5	5.2	2.4	11.1
Other		0.7	0.8	0.8	2.4	1.4	1.2	2.1	1.4	4.7

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix – Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

30

In Três Marias, total production (zinc metal + oxide) totaled 45kt in 3Q24, down 7% from 3Q23 due to lower volumes in 1H24, which were impacted by operational instabilities in the roaster that required certain maintenance interventions in the period. Compared to 2Q24, total production was up by 1%, reflecting improved performance.

Recovery rates averaged 90.6% during the quarter, up from 89.3% in 3Q23 and slightly down from 91.1% in 2Q24.

In 3Q24, metallic zinc sales amounted to 37kt, down 2% year-over-year, driven by lower production volumes in 1H24. Compared to 2Q24, metallic zinc sales increased by 8%, mainly attributed to supportive demand and the success of an implemented sales strategy aimed at expanding market share in Brazil.

Zinc oxide sales totaled 10kt, up 8% year-over-year and 16% quarter-over-quarter, supported by higher production volumes and robust demand in our domestic market, particularly from the tire manufacturing industry and other zinc oxide-related applications.

In 9M24, Três Marias total production amounted to 136kt, a 2% decrease compared to 9M23. Zinc metal sales decreased by 3% to 110kt and zinc oxide sales increased by 2% to 26kt, respectively.

Costs

Cost of sales of US$135 million in 3Q24 increased 19% from 3Q23, primarily due to higher raw materials costs, partially offset by a decrease in energy expenses. Compared to 2Q24, cost of sales increased by 7%, mainly explained by higher zinc sales volume, which was partially offset by lower raw materials costs due to a decline in zinc prices in the period.

In 3Q24, conversion cost was US$0.31/lb, up 22% compared to 3Q23. This increase is mainly driven by the implementation of the cementation project, which changes the method of tailings storage. Part of the tailings are now mixed with cementitious products and stored dry in a designated area. While this method has a higher operational cost, it ensures less dam capacity utilization, and contributes to extending the operational lifespan of the asset. Compared to 2Q24, conversion cost increased by US$0.02/lb, mainly due to higher energy and maintenance expenses.

Cash cost net of by-products in 3Q24 increased to US$1.14/lb compared to US$0.96/lb in 3Q23 and US$1.21/lb in 2Q24. The year-over-year increase was driven by lower TCs, increased raw material costs due to higher zinc prices, and higher operating costs, partially offset by higher sales volume and the positive impact of foreign exchange variations. The quarter-over-quarter performance was primarily due to the decrease in raw material costs due to lower zinc prices, and the positive impact of foreign exchange variations.

31

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$2.9 million, mainly due to scheduled maintenance in the period, acquisition of equipment, as well as disbursements related to the tailings dam, totaling US$9.8 million in 9M24.

Juiz de Fora, Brazil

Juiz de Fora (100% basis)		3Q24	2Q24	1Q24	9M24	4Q23	3Q23	2Q23	1Q23	9M23

Zinc metal production	kt	20.0	21.9	19.2	61.2	22.4	20.3	20.7	18.7	59.7
Global Recovery	%	94.7	94.4	91.6	93.6	94.6	93.8	94.0	92.3	93.4
Zinc metal sales	kt	18.7	21.2	19.8	59.8	22.6	19.4	20.3	20.2	59.9

Zinc content in products	kt	18.6	21.1	19.7	59.4	22.5	19.2	20.2	20.0	59.5

Cost of sales	US$ mm	66	66	59	191	65	66	66	71	203
(-) Raw material		(38)	(37)	(32)	(106)	(35)	(36)	(47)	(43)	(126)
(+) By-product		(0.6)	(0.4)	(1.1)	(2.1)	(0.5)	(0.1)	(0.4)	(1.0)	(1.5)
(+/-) Consolidation effects		(2.4)	(0.3)	(0.8)	(3.4)	3.0	2.0	5.1	1.2	8.3
(+) Others		(7.4)	(9.9)	(6.0)	(23.2)	(9.6)	(10.3)	(4.5)	(4.4)	(19.2)
(=) Conversion cost	US$ mm	18.1	18.5	19.5	56.1	23.6	21.0	20.0	24.0	64.9
Conversion cost	US$/lb	0.44	0.40	0.45	0.43	0.48	0.50	0.45	0.54	0.50

Cash cost (1)	US$/lb	1.31	1.21	1.12	1.21	1.00	1.26	1.23	1.35	1.28
Sustaining cash cost (1)	US$/lb	1.42	1.25	1.14	1.27	1.09	1.38	1.29	1.40	1.36

CAPEX	US$ mm

Sustaining		4.4	1.8	0.7	6.9	4.1	4.5	2.5	1.5	8.6
Other		0.2	0.1	0.1	0.4	0.3	0.3	0.4	0.8	1.5

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 3Q24, Juiz de Fora production reached 20kt, down 1% year-over-year and 8% quarter-over-quarter, primarily due to scheduled maintenance in the roaster, which took 18 days in August, as well as instabilities in the electrolysis process, both of which reduced production and impacted on the unit’s overall performance.

Recovery rates averaged 94.7% during the quarter, an improvement over 93.8% in 3Q23 and 94.4% in 2Q24.

Zinc metal sales totaled 19kt in 3Q24, down 3% from 3Q23 and 12% from 2Q24, mainly attributed to lower production volumes in the period.

In the first nine months of 2024, zinc metal production increased by 2% to 61kt, and sales of 60kt were relatively flat compared to 9M23.

32

Costs

Cost of sales was US$66 million in 3Q24, flat compared to US$66 million in 3Q23, primarily due to higher raw material costs associated with higher zinc prices, partially offset by lower energy and personnel expenses. Similarly, cost of sales remained flat compared to 2Q24, mainly driven by slightly higher operating costs, partially offset by lower sales volume.

In 3Q24, conversion cost decreased to US$0.44/lb from US$0.50/lb in 3Q23, mainly due to lower variable costs and the positive effect of foreign exchange variations, in addition to lower energy costs, which were partially offset by lower sales volumes associated with lower production due to scheduled maintenance in the roaster in the period. Compared to 2Q24, conversion cost increased by US$0.04/lb, driven by lower production and sales volumes, higher energy costs, and increased variable costs, which were partially offset by lower maintenance and personnel expenses, as well as the positive effect of foreign exchange variations.

Cash cost net of by-products in 3Q24 was US$1.31/lb, up from US$1.26/lb in 3Q23, mainly due to lower TCs and increased raw material costs due to higher zinc prices, partially offset by lower operating expenses and higher by-products contribution. Compared to 2Q24, cash cost net of by-products increased by 8%, driven by higher raw material costs from quotation period adjustments, lower TCs, and increased operating expenses, which were partially offset by higher by-products contribution.

CAPEX

In 3Q24, sustaining capital expenditures amounted to US$4.4 million, mainly driven by the scheduled maintenance in the period, and acquisition, replacement, and repairs of equipment, totaling US$6.9 million in 9M24.

Financial performance

US$ million	3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23
Net Revenues	524.4	507.6	484.2	8.3%	1,450.4	1,492.6	(2.8%)
Cost of Sales	(474.5)	(449.9)	(438.7)	8.2%	(1,296.9)	(1,322.3)	(1.9%)
Gross Profit	49.9	57.7	45.5	9.8%	153.4	170.3	(9.9%)
Adjusted EBITDA	54.7	68.6	49.8	9.7%	174.0	190.8	(8.8%)
Adjusted EBITDA Mrg.	10.4%	13.5%	10.3%	0.1pp	12.0%	12.8%	(0.8pp)

Note: Financial performance pre intersegment eliminations.

Net revenues were US$524 million in 3Q24, up by 8% compared to US$484 million in 3Q23, mainly driven by higher zinc prices, partially offset by slightly lower sales volumes and lower net premium in the period. Compared to 2Q24, net revenues increased by 3%, mainly due to higher sales volumes, and the positive impact due to quotation period adjustments in the period, offsetting lower zinc prices.

In 9M24, net revenues amounted to US$1,450 million, 3% lower compared to the same period a year ago, primarily explained by lower sales volumes and lower net premium.

Cost of sales increased by 8% in 3Q24, totaling US$474 million compared to US$439 million in 3Q23. This was mainly due to higher raw material costs associated with higher zinc prices and lower TCs, partially offset by the positive hedge effect. Compared to 2Q24, cost of sales rose by 5%, mainly driven by higher raw materials costs from increased sales volumes, higher unitary costs, higher energy expenses and third-party services costs, and lower TCs negatively impacting our raw material purchase, which were partially offset by the positive hedge effect in the period.

In 9M24, cost of sales amounted to US$1,297 million, down by 2% compared to the same period a year ago, primarily attributed to lower sales volumes.

33

Reconciliation of realized prices

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 3Q24

In 3Q24, Nexa acquired 53% of zinc from its own mines, with the remainder supplied by third parties and secondary feed. The smelters use zinc concentrate as feedstock, which is supplied from our mines, and we apply a benchmark TC for our operations. From third-party suppliers, the treatment charge is based on the benchmark TC, spot TCs, or TCs negotiated annually, which remained relatively flat throughout the year.

The 2024 benchmark TC, negotiated in April 2024, was US$165/t concentrate, down 40% from 2023 (US$274/t). To reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2024, 2023 and 2022 is US$165/t concentrate, US$274/t concentrate, and US$230/t concentrate, respectively.

Adjusted EBITDA for the smelting segment totaled US$55 million in 3Q24 compared to US$50 million reported in 3Q23. This improvement was primarily attributed to (i) higher by-products contribution of US$17 million, driven primarily by higher silver prices and higher sulphuric acid sales volume; (ii) the positive net impact of US$16 million in costs, mainly due to favorable raw material inventory effect and reduced zinc oxide inventory consumption, partially offset by higher energy expenses; (iii) the recognized positive net impact of US$7 million in other expenses, mainly from the cash dividend received from Enercan[9]; (iv) the positive impact of US$4 million from FX variations; and (v) the hedge effect of US$4 million, which were partially offset by (vi) lower TCs of US$31 million; and (vii) the negative net price effect of US$12 million, mainly due to lower net premium.

[9] Amount in cash dividend received from Enercan, as the results from these dividends were not consolidated in prior periods. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, management reviews Nexa’s energy costs for a given period together with dividends received from Enercan during such period.

34

Compared to 2Q24, Adjusted EBITDA decreased by 20%, mainly driven by (i) the negative net impact of US$22 million in costs, primarily due to higher third-party, energy, and sales expenses, and higher inventory consumption associated with higher unitary costs in Cajamarquilla; (ii) the negative net impact of US$7 million in other expenses, mainly due to lower cash dividend received from Enercan; and (iii) lower TCs of US$6 million, which were partially offset by (iv) the positive net price effect of US$13 million, resulted from lower zinc prices, which positively impacted zinc concentrate purchases and slightly higher net premium; (v) higher by-products contribution of US$3 million, primarily related to higher silver prices and increased copper cement volumes; (vi) the positive impact of US$3 million from FX variations; and (vii) higher sales volume of US$3 million attributed to an increase in sales to the domestic market, resulting in improved margins.

Conversion cost, Cash cost and AISC [10]

Consolidated		3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23
Smelting conversion cost	US$/t	696	658	641	8.5%	673	675	(0.3%)
Cash cost net of by-products	US$/t	2,555	2,623	2,217	15.2%	2,453	2,475	(0.9%)
AISC net of by-products	US$/t	2,751	2,855	2,403	14.5%	2,644	2,672	(1.1%)
Smelting conversion cost	US$/lb	0.32	0.30	0.29	8.5%	0.31	0.31	(0.3%)
Cash cost net of by-products	US$/lb	1.16	1.19	1.01	15.2%	1.11	1.12	(0.9%)
AISC net of by-products	US$/lb	1.25	1.29	1.09	14.5%	1.20	1.21	(1.1%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

[10] Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

35

Cash cost net of by-products for the smelting segment was US$1.16/lb in 3Q24, up from US$1.01/lb in 3Q23. This increase was primarily attributed to higher zinc prices affecting concentrate purchases, lower TCs, and higher operating costs, partially offset by higher by-products credits. Compared to 2Q24, cash cost decreased by 3%, driven by lower zinc prices, impacting our concentrate purchases and higher by-products credits, which were partially offset by higher operating costs.

AISC net of by-products in 3Q24 was US$1.25/lb, up 14% and down 4%, from US$1.09/lb in 3Q23 and US$1.29/lb in 2Q24, respectively.

Conversion cost for the smelting segment in 3Q24 was US$0.32/lb compared to US$0.29/lb in 3Q23, primarily due to higher operational costs related to maintenance expenses, partially offset by the positive effect of foreign exchange variations. Compared to 2Q24, conversion cost was up by 6%, mainly driven by higher variable and energy costs, partially offset by decreased maintenance expenses.

For a reconciliation of conversion cost, cash cost and AISC, please refer to the appendix section “Conversion and All in Sustaining Cash Cost | Smelting.”

36

Liquidity and Indebtedness

On September 30, 2024, Nexa’s consolidated gross debt[11] amounted to US$1,863 million, 1% higher compared to the balance at June 30, 2024, mainly due to the 2% appreciation of the Brazilian real (end of period) against the U.S. dollar.

At the end of the period, 79% (or US$1,472 million) of the gross debt was denominated in U.S. dollars and 21% (or US$392 million) in Brazilian reais. The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$525 million on September 30, 2024, 11% higher compared to June 30, 2024, mainly driven by positive operating cash flows, partially offset by working capital investment of US$43 million during the quarter.

Total cash, including the RCF, at the end of 3Q24 is sufficient to cover the payment of all obligations maturing over the next 3.9 years. At the end of 3Q24, the average maturity of the total debt was 5.7 years at an average interest rate of 6.36% per year with only 2% (US$41 million) of the total debt maturing in 2024, 5% (US$100 million) maturing between 2025 and 2026, 43% (US$797 million) maturing between 2027 and 2028 and 50% (US$926 million) of the total debt maturing in and after 2029.

On September 30, 2024, Nexa’s net debt[12] was US$1,409 million compared with US$1,450 million at the end of 2Q24.

US$ million	Sep 30, 2024	Jun 30, 2024
Gross Debt	1,863.3	1,854.0
Net debt	1,408.9	1,449.8
LTM Adj. EBITDA	627.3	530.9
Net debt/LTM Adj. EBITDA	2.2x	2.7x

[11] Loans and financing (“gross debt”)

[12] Gross debt (US$1,863 million) minus cash and cash equivalents (US$513 million), minus financial investments (US$12 million), plus negative derivatives (US$0.6 million), plus Lease Liabilities (US$71 million). It does not include the financial instrument related to the offtake agreement.

37

In addition to continuing to assess short-term and mid-term commodities prices, management continuously reviews Nexa’s capital structure, financial position, and the maturity profile of our debt. Actions to improve the quantum and profile of outstanding debt, focusing on extending maturity, reducing average cost of debt and assessing financing alternatives, continue to be constantly evaluated.

Credit Ratings

In August 2024, S&P reaffirmed Nexa’s 'BBB-' rating with a 'stable' outlook. S&P’s assessment was supported by higher zinc prices and increased volumes, which are expected to enhance Nexa’s deleveraging efforts. The agency anticipates positive free cash flow in 2024 and 2025, driven by Nexa’s cost-cutting initiatives and prioritization of core assets, including the ramp-up of the Aripuanã mine. Additionally, S&P forecasts a gradual reduction in Nexa’s net debt to adjusted EBITDA ratio, expecting it to fall to 1.5x-2.0x in the coming years.

Similarly, in September 2024, Fitch Ratings also reaffirmed Nexa Resources S.A.'s (Nexa) Long-Term Foreign and Local Currency Issuer Default Ratings at 'BBB-', and its national scale long-term rating at 'AAA(bra)'. The stable outlook reflects Nexa’s relationship with its ultimate parent, Votorantim S.A. (VSA; BBB/Stable), and a Top Down -1 rating approach. Nexa's stand-alone credit profile benefits from a competitive cost position in both mining and smelting, integrated zinc operations, and moderate leverage. Nexa's ratings are constrained by its moderate size, asset concentration, and relatively short mine life compared to peers, as assesses by Fitch’s Mining Navigator rating factor.

This stable credit outlook from both S&P and Fitch highlights Nexa’s ongoing financial strength, supported by strategic operational improvements and market conditions.

38

Cash flows

US$ million	3Q24	9M24
Cash provided by operating activities before working capital	198.1	423.1
Variations in operating assets and liabilities ("Working Capital")	(42.9)	(184.2)
Net cash flows provided by (used in):
Operating activities	111.9	107.6
Investing activities	(43.8)	(174.0)
Financing activities	(18.4)	129.2
Increase in cash and cash eq.	51.3	56.0
Cash and cash eq. at the beginning of the period	461.9	457.3
Cash and cash eq. at the end of the period (1)	513.2	513.2

(1) Does not include financial investments totaling US$12 million at September 30, 2024.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

In 3Q24, the cash provided by operating activities before working capital variations was US$198 million. Working capital variations had a negative impact of US$43 million, primarily due to (i) the increase in inventories of US$16 million mainly due to the increase in semifinished products in both segments, partially offset by a decrease in raw materials, mainly in Cajamarquilla due to increased production; (ii) the decrease in other liabilities of US$15 million, primarily from updates in interest on provisions, asset retirement obligation payments, and credit and property insurance provisions; (iii) the decrease in trade payables of US$9 million; (iv) the increase in other assets of US$5 million, mainly related to the utilization of tax credits for VAT-related payments; partially offset by (v) the increase in confirming payables of US$3 million. In 3Q24, we paid US$29 million in interest and US$10 million in taxes. Consequently, net cash flows from operating activities amounted to US$112 million.

We used US$44 million of net cash flows for investing activities in 3Q24, primarily including US$55 million of CAPEX, nearly all of which was sustaining CAPEX, partially offset by a cash dividend received from Enercan of US$6 million and net sales of financial investments of US$4 million.

Net cash flows used in financing activities in the quarter totaled US$20 million, primarily due to payments of loans and financings, and lease liabilities in the total amount of US$13 million, along with dividends paid to non-controlling interests (Pollarix) of US$7 million.

Foreign exchange effects on cash and cash equivalents had a positive impact of US$2 million in the quarter, with a negative impact of US$7 million in 9M24.

As a result, cash and cash equivalents excluding financial investments increased by US$51 million to US$513 million at the end of 3Q24.

39

Others

Offtake agreement

As previously disclosed, in January 2022 Nexa signed an offtake agreement with a third-party international player (the “Offtaker”), in which Nexa agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in February 2023 and limited to 30,810 tonnes, at the lower of current market prices or a price cap.

In September 2023, the parties agreed to amend the offtake agreement, which states that no penalty will be applied in case of delays in the agreed shipment schedule per year. However, if lower volumes are delivered in any given year within the contract period, the remaining balance will be shipped at the end of the contract period, totaling 30,018 tonnes. The offtake agreement was structured to completely extinguish a previously existing future royalty obligation that Nexa had with the Offtaker.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap. This resulted in a non-cash accumulated loss of US$24 million recognized in the income statement for the period ended on September 30, 2024.

For further information, please refer to explanatory note 10 (e) – “Financial instruments in the offtake agreement: fair value” in the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

Adjustment to Lease Accounting and Financial Statements

The Company identified an error in the recognition of lease arrangements, resulting in the non-recognition of right-of-use assets and lease liabilities as well as the misclassification of associated costs. These amounts should have been appropriately reflected as amortization of right-of-use assets and interest expenses on the lease liability, rather than being recorded as costs and operational expenses related to third-party services. The Company has determined that these adjustments are not material to its previously issued consolidated financial statements; therefore, the Company has corrected the error in the current period, has revised the prior period information in the comparative financial statements and is currently reviewing the impact considering its Policy for Recovery of Erroneously Awarded Compensation. Following this adjustment, the Company has now recognized US$64 million in right-of-use assets and US$68 million in lease liabilities, with the corresponding impact on financial results. Furthermore, the variance between the misclassified expenses in prior periods and the amortization of right-of-use assets has been recorded to retained earnings (or cumulative deficit) within shareholders’ equity. This correction identified during the period ending September 30, 2024.

For further details, please refer to explanatory note 3.1 (a) – “Revision of the consolidated financial statements: ‘Right-of-use assets and lease liabilities’ in the Condensed Consolidated Interim Financial Statements for the three-and nine-month periods ended on September 30, 2024.”

In addition to the adjustments highlighted above, certain financial and operational figures have also been adjusted, including, but not limited to: (i) Mineral Exploration and Project Evaluation; (ii) Net Debt; (iii) Net Debt/LTM Adjusted EBITDA ratio; (iv) Adjusted Net Income (Loss); (v) Adjusted EPS; and (vi) All Cash Costs for both segments. For further details on these figures, please refer to our “Results Spreadsheet” for 3Q24, available on our website.

40

Impairment

In 3Q24, Nexa recorded a non-cash net impairment reversal of US$18 million, consisting of: (i) a US$22 million impairment reversal in the Cerro Pasco cash-generating unit (“CGU”) associated with the increase in short-term and long-term metal prices; (ii) US$0.2 million impairment loss in the Pukaqaqa mining project, which was sold and was previously part of Nexa Peru’s portfolio; and (iii) impairments of individual assets totaling US$4 million, primarily related to assets and projects under construction.

For further information, please refer to note 19 – “Impairment of long-lived assets” in the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

41

Market Scenario

3Q24

LME Prices		3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23

Zinc	US$/t	2,779	2,833	2,428	14.4%	2,688	2,696	(0.3%)
Copper	US$/t	9,210	9,753	8,356	10.2%	9,131	8,585	6.4%
Lead	US$/t	2,044	2,167	2,170	(5.8%)	2,095	2,143	(2.3%)
Silver	US$/oz	29.43	28.84	23.57	24.9%	27.22	23.40	16.3%
Gold	US$/oz	2,474	2,338	1,928	28.3%	2,296	1,930	18.9%

Source: Bloomberg

In 3Q24, the LME zinc price averaged US$2,779/t (or US$1.26/lb), up 14% from 3Q23 and down 2% from 2Q24.

From mid-July to early August, zinc price trended downward, driven by concerns over the global demand outlook. However, prices rallied in mid to late September, bolstered by the Federal Reserve’s rate cut and further supported by positive news from China on new stimulus policies aimed at revitalizing economic growth.

On the fundamentals side, zinc spot TCs reached historic lows due to persistently tight zinc concentrate market, driven by supply constraints and operational challenges in key producing regions, including China.

Regarding global supply, new zinc mining operations began production this quarter. The Kipushi mine in the Democratic Republic of Congo commenced operations in early July, and the Ozernoye mine in Russia launched in early September. Ozernoye’s concentrate is expected to supply Chinese smelters, which have been experiencing negative spot TCs due to the current concentrate scarcity.

While these new capacities are entering the market, we believe the volumes from these operations, which are still ramping-up, will only partially offset the current concentrate deficit and are unlikely to have a meaningful short-term negative impact on price. In the long-term, if these mines reach full capacity, we expect their volumes to mitigate future concentrate shortfalls stemming from mine closures, grade reductions in existing mines, and the production disruptions commonly experienced each year.

On the demand side, despite lower activity in the Chinese property sector compared to previous years, the recent stimulus package in China, coupled with growing global investments in renewable energy, particularly in solar farms and offshore wind, where zinc is widely used in galvanized steel – supports demand. This, combined with supply fundamentals, could sustain zinc LME prices at higher levels for a longer period.

The LME copper price averaged US$9,210/t (or US$4.18/lb) in 3Q24, up 10% from 3Q23 and down 6% from 2Q24. Price volatility was partly influenced by labor strikes at the Escondida and Casarones mines in Chile, which constrained copper supply and provided upward price support. However, this impact was offset by weaker-than-expected economic data from China in September, which pressured copper demand, especially in construction and automotive sectors, driving prices to levels last observed in March 2024.

LME copper inventories reached their highest quarterly levels, mirroring the subdued demand in China. Additionally, copper spot TCs remained at record lows, indicating tight supply conditions for concentrate despite the sluggish demand.

42

In 3Q24, zinc demand in our Home Market (Latin America, excluding Mexico) continued its growth trend, marking the third consecutive quarterly increase (up 1%), largely driven by Brazil, which grew 6%. Other countries in LatAm showed modest improvement, indicating signs of recovery.

With a positive outlook for 4Q24, this growth trend is supported by favorable macroeconomic conditions, particularly in Brazil, where economic performance has exceeded expectations. The construction industry is expected to grow by 3% compared to 3Q24, while light vehicle production may decline by 13%, and vehicle exports remain weak across the region, notably in Argentina.

Foreign Exchange

FX	3Q24	2Q24	3Q23	3Q24 vs. 3Q23	9M24	9M23	9M24 vs. 9M23
BRL/USD (Average)	5.545	5.213	4.880	13.6%	5.244	5.008	4.7%
BRL/USD (End of period)	5.448	5.559	5.007	8.8%	5.448	5.007	8.8%
PEN/USD (Average)	3.757	3.744	3.678	2.1%	3.753	3.732	0.6%
PEN/USD (End of period)	3.704	3.843	3.785	(2.1%)	3.704	3.785	(2.1%)

Source: Bloomberg

The average exchange rate for the Brazilian real in 3Q24 was 5.545 BRL/US$, a depreciation of 6% and 14% compared to 2Q24 (5.213 BRL/US$) and 3Q23 (4.880 BRL/US$), respectively. At the end of September, the Brazilian real/US$ exchange rate was 5.448. The primary factor weighing on the Brazilian currency remains the Brazilian government's potential shortfall in meeting fiscal targets.

The average exchange rate for the Peruvian soles in 3Q24 was 3.757 soles/US$ and remained relatively flat compared to 2Q24 and depreciated 2% compared to 3Q23. At the end of June, the Peruvian soles/US$ exchange rate was 3.704.

The 2024 LME Week in London, held in early October, showcased a more optimistic sentiment among participants than in recent years. Despite ongoing geopolitical concerns, including the upcoming U.S. elections and Middle East tensions, an improved global economic outlook, driven by interest rate cuts and economic stimulus in China has bolstered optimism across base metal markets.

In a surprising move, China’s government held an additional Politburo meeting in September focused on supporting the property market. Measures included mortgage rate cuts, eased home-buying restrictions, and a new cap on housing supply. Additionally, the PBoC cut rates by 20bps, while the Ministry of Finance announced 2 trillion yuan (~US$285 billion) in special bonds aimed at boosting the economy by 0.2%, contributing to achieve the annual 5% GDP growth target. Further stimulus in October is driving metal prices upward, with China remaining the key driver of demand growth, particularly for essential metals to energy transition and property sector.

In the U.S., the Federal Reserve cut interest rates by 50bps (also in September), its first cut in four years. Further anticipated cuts into 2025 are expected to weaken the U.S. dollar, which could support base metal prices positively.

On the supply side, as mentioned above, the current tight concentrate market has driven TCs to historic lows, a trend expected to continue through mid-2025, supporting prices, with zinc expected to trade between US$2,800-US$3,000 according to participants. The copper concentrate market is also expected to remain tight, with demand sustained by global economic recovery and continued energy transition investments.

43

Risks and Uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk management model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	cyclical and volatile commodity prices driven by changes in global supply and demand
•	foreign exchange rates, fluctuations, inflation, and interest rate volatility;
•	economic and political uncertainties in the countries in which we operate;
•	changes in global market conditions, impacting demand and pricing stability;
•	the impact of expanded regional or global conflict, including the conflicts between Russia and Ukraine, and the Middle-East conflict, and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, such as the coronavirus (“COVID-19”) pandemic, and the potential impact thereof on commodity prices and exchange rate variations in the currencies to which we are exposed to, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;

44

•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that permits, concessions, environmental studies, modificatory environmental studies and other governmental authorities requests may be terminated, not renewed, or not granted impacting, therefore, the carrying amount of certain assets potentially resulting in impairment charges, fines and/or penalties.
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation, including changes in taxation laws and any related agreements that Nexa has entered or may enter into with local governments;
•	legal and regulatory risks, related to ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, as well as the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities or unions in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results reflecting the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of greenfield projects (currently, only Aripuanã has reached these stages). Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other projects that may reach the commissioning or ramp-up phases. Our management believes this adjustment is helpful because it shows our performance without the impact of specific expenses relating to a greenfield project that has reached the commissioning or ramp-up phases, with no connection with the performance of our other existing operations.

When applicable, Adjusted EBITDA also excludes the impact of (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view. These events did not impact our Adjusted EBITDA in 2023 and 2022 but may impact future periods.

In this report, we present Consolidated Adjusted EBITDA, which we define as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from Enercan; (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period (including: (loss) gain on sale of investments; impairment and impairment reversals; (loss) gain on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations); and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (currently, Aripuanã).

45

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

46

Technical information

Jose Antonio Lopes, FMAusIMM (Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

47

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

48

Appendix

Income Statement	50
Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation	51
CAPEX	52
All in Sustaining Cash Cost | Mining	53
Conversion and All in Sustaining Cash Cost | Smelting	57

49

Income Statement

US$ million	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24
Net Revenues	667.3	626.7	649.3	629.9	579.8	736.3	709.5
Cost of sales	(568.0)	(564.4)	(581.3)	(560.7)	(491.9)	(556.0)	(582.9)
Gross Profit	99.4	62.3	68.0	69.2	87.8	180.3	126.6
SG&A	(28.5)	(32.5)	(33.0)	(32.6)	(33.5)	(30.2)	(29.5)
Mineral Exploration and Project Evaluation	(22.0)	(21.3)	(29.6)	(26.8)	(12.7)	(18.0)	(16.1)
Impairment (loss) reversal of long-lived assets	-	(57.2)	(1.9)	(55.5)	17.2	(60.2)	17.6
Other income and expenses, net	(5.5)	(66.1)	(7.2)	(31.8)	(9.0)	(51.9)	(13.9)
Operating income (loss)	43.4	(114.7)	(3.6)	(77.7)	49.8	20.1	84.8
Share in the results of associates	5.4	5.7	6.3	6.1	5.7	5.3	5.4
Net Financial Results	(39.6)	(27.2)	(66.8)	(33.5)	(67.9)	(118.5)	(41.5)
Financial income	5.6	7.5	7.8	4.8	5.0	6.8	6.2
Financial expenses	(46.8)	(60.9)	(47.2)	(55.0)	(50.9)	(62.5)	(59.4)
Other financial items, net	1.6	26.1	(27.4)	16.7	(22.0)	(62.7)	11.7
Depreciation and amortization	(73.1)	(74.8)	(75.6)	(87.0)	(77.0)	(74.3)	(82.3)
Adjusted EBITDA	134.3	75.3	86.6	109.8	128.4	206.1	182.9
Adj. EBITDA margin	20.1%	12.0%	13.3%	17.4%	22.2%	28.0%	25.8%
Income tax benefit (expense)	(25.1)	33.5	(0.4)	(3.8)	0.4	23.0	(42.8)
Net Income (loss)	(15.9)	(102.7)	(64.5)	(108.8)	(12.0)	(70.0)	6.0
Attributable to Nexa's shareholders	(20.2)	(102.4)	(74.9)	(94.5)	(24.4)	(77.0)	(5.2)
Attributable to non-controlling interests	4.3	(0.3)	10.4	(14.2)	12.4	7.0	11.1
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.15)	(0.77)	(0.57)	(0.71)	(0.18)	(0.58)	(0.04)
Adjusted Net Income (loss)	1.9	12.5	(49.9)	(8.2)	(10.4)	41.7	21.9
Adjusted basic and diluted earnings (loss) per share - (in US$)	(0.01)	0.05	(0.44)	(0.02)	(0.16)	0.14	0.02

50

Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation

Nexa manages and reports cash flows from operating activities excluding variations in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes excluding these measures provides investors with better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before variations in working capital to free cash flow.

US$ million	3Q24	9M24

Cash provided by operating activities	155	239
(-) Working capital variations	(43)	(184)
Trade accounts receivables	(1)	(73)
Inventory	(16)	(89)
Other assets	(4)	(63)
Payables	(6)	9
Other liabilities	(15)	32

Cash flows from operations excluding working capital variations	198	423

Interest paid	(28)	(89)
Income tax	(10)	(35)
Sustaining CAPEX (1)	(54)	(192)

Net cash flows from operations excluding working capital variations	106	107

Other investments (2)	(1)	(5)
Loans and investments (3)	(6)	156
Dividends and share premium	(7)	(11)
Foreign exchange effects	2	(7)
Working capital changes	(43)	(184)

Free cash flow	51	56

(1) Non expansion investments related to sustaining and HS&E.

(2) Other non-expansion investments. Refer to page 9 of this earnings release for CAPEX breakdown.

(3) Loans and financing, bonds repurchase, net sales of financial investments and other high liquid short term investments.

For details on cash flows, please refer to the “Condensed consolidated interim financial statements at and for the three and nine-month periods ended on September 30, 2024.”

51

CAPEX

US$ million	3Q24	2Q24	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Mining	36.6	45.1	59.2	84.1	63.1	30.4	45.4	223.1
Cerro Lindo	11.1	11.5	8.5	12.9	11.1	10.9	8.3	43.3
El Porvenir	9.3	12.0	25.2	28.8	16.7	9.7	13.4	68.6
Atacocha	2.9	3.4	4.2	6.5	2.6	2.5	4.7	16.2
Vazante	5.3	8.2	6.6	6.7	8.9	9.6	6.4	31.6
Morro Agudo	0.0	0.1	0.0	0.8	0.8	1.1	0.2	3.0
Aripuanã (1)	8.0	10.0	14.6	28.4	23.0	(3.4)	12.4	60.4
Smelting	18.2	19.4	16.1	29.6	16.7	14.7	10.7	71.7
Cajamarquilla	9.9	12.2	12.1	18.8	7.3	4.5	4.5	35.0
Três Marias	3.7	5.3	3.3	6.4	4.6	7.3	3.9	22.2
Juiz de Fora	4.6	2.0	0.8	4.4	4.8	2.9	2.3	14.4
Other	(1.5)	(0.8)	(1.2)	(3.1)	2.5	14.8	0.1	14.3
Total	53.3	63.8	74.1	110.5	82.4	59.9	56.2	309.0

Sustaining (US$ million)	3Q24	2Q24	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Mining	33.7	43.9	58.3	81.4	56.3	47.3	47.7	232.7
Cerro Lindo	11.0	11.5	8.5	11.2	9.1	9.4	8.0	37.7
El Porvenir	9.1	12.0	25.2	28.8	16.7	9.7	13.4	68.7
Atacocha	2.9	3.4	4.2	6.4	2.6	2.5	4.7	16.1
Vazante	4.8	7.3	5.9	5.9	7.2	8.8	6.2	28.0
Morro Agudo	0.0	0.1	0.0	0.8	0.8	1.0	0.2	2.8
Aripuanã	5.9	9.6	14.4	28.4	19.9	15.9	15.2	79.4
Smelting	16.0	17.7	14.9	25.5	14.2	10.9	7.9	58.5
Cajamarquilla	8.7	11.4	11.7	16.4	6.2	3.2	4.0	29.8
Três Marias	2.9	4.4	2.4	5.0	3.5	5.2	2.4	16.1
Juiz de Fora	4.4	1.8	0.7	4.1	4.5	2.5	1.5	12.6
Total Operations Sustaining	49.7	61.5	73.1	106.9	70.5	58.2	55.6	291.2
Corporate Sustaining (2)	0.2	0.4	0.1	0.5	0.3	0.3	0.4	1.6
Total Sustaining	49.9	62.0	73.2	107.4	70.8	58.5	56.0	292.8

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

(2) Until 4Q22, Aripuanã sustaining expenses were included in Corporate Sustaining.

52

All in Sustaining Cash Cost | Mining (1)

3Q24

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,351	0	24,069	12,633	3,049	76,102		76,102
(+)	COGS	31.0	0.0	88.5	51.2	28.3	199.0	3.4	202.4
(+)	On-site G&A	(0.1)	0.0	0.3	0.8	0.8	1.9		1.9
(-)	By-products revenue	(2.7)	0.0	(96.1)	(38.2)	(24.3)	(161.2)	(23.9)	(185.1)
(+)	Treatment Charges	17.2	0.0	8.4	5.6	1.3	32.4		32.4
(+)	Selling Expenses	0.0	0.0	0.3	0.2	0.1	0.6		0.6
(-)	Depreciation, amortization and depletion	(6.3)	0.0	(19.3)	(12.5)	(12.4)	(50.5)	0.0	(50.5)
(-)	Royalties	(0.5)	0.0	(1.5)	(0.7)	(0.3)	(3.0)		(3.0)
(-)	Workers participation & Bonus	(0.4)	0.0	(1.0)	(1.0)	(0.6)	(2.9)		(2.9)
(+)	Others	0.3	0.0	1.2	(0.4)	0.7	1.8		1.8
(=)	Cash Cost (Sold)	38.6	0.0	(19.2)	5.0	(6.3)	18.1	(20.5)	(2.4)
	Cash Cost (Sold) (per ton)	1,062.1	0.0	(798.0)	396.4	(2,054.8)	238.4	0.0	(31.1)
(+)	Sustaining Capital Expenditure	5.0	0.0	11.1	9.3	2.9	28.3	8.1	36.4
(=)	Sustaining Cash Cost (Sold)	43.6	0.0	(8.1)	14.4	(3.3)	46.5	(12.4)	34.1
	Sustaining Cash Cost (Sold) (per ton)	1,198.6	0.0	(336.6)	1,136.2	(1,097.8)	610.7	0.0	447.6
(+)	Workers participation & Bonus	0.4	0.0	1.0	1.0	0.6	2.9		2.9
(+)	Royalties	0.5	0.0	1.5	0.7	0.3	3.0		3.0
(+)	Corporate G&A							10.3	10.3
(=)	AISC (Sold)								50.4
(=)	AISC (Sold) (per ton)								661.8
(=)	AISC (Sold) in US$/lb								0.30

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

53

3Q23

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	38,360	6,004	20,833	14,533	1,146	80,876		80,876
(+)	COGS	33.3	16.6	88.6	47.8	13.1	199.4	(0.4)	198.9
(+)	On-site G&A	0.1	0.1	0.1	0.2	0.1	0.5		0.5
(-)	By-products revenue	(4.1)	(11.6)	(85.6)	(37.7)	(13.1)	(152.1)	6.4	(145.7)
(+)	Treatment Charges	30.2	3.8	11.2	9.4	0.7	55.4		55.4
(+)	Selling Expenses	0.1	0.1	0.4	0.1	0.1	0.8		0.8
(-)	Depreciation, amortization and depletion	(7.0)	(0.7)	(20.7)	(9.8)	(3.5)	(41.6)	(0.1)	(41.7)
(-)	Royalties	(0.6)	(0.3)	0.0	(0.3)	0.0	(1.2)		(1.2)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(1.6)	(1.4)	(0.1)	(3.7)		(3.7)
(+)	Others	0.1	0.0	(0.5)	(1.8)	(0.5)	(2.7)		(2.7)
(=)	Cash Cost (Sold)	51.7	7.8	(8.1)	6.5	(3.1)	54.9	5.9	60.7
	Cash Cost (Sold) (per ton)	1,347.7	1,302.5	(390.1)	450.5	(2,690.8)	678.2	0.0	751.0
(+)	Sustaining Capital Expenditure	8.0	0.8	11.1	16.7	2.6	39.3	19.7	59.0
(=)	Sustaining Cash Cost (Sold)	59.7	8.6	3.0	23.3	(0.5)	94.2	25.6	119.8
	Sustaining Cash Cost (Sold) (per ton)	1,557.4	1,437.2	143.5	1,601.7	(424.3)	1,164.1	0.0	1,480.9
(+)	Workers participation & Bonus	0.4	0.2	1.6	1.4	0.1	3.7		3.7
(+)	Royalties	0.6	0.3	0.0	0.3	0.0	1.2		1.2
(+)	Corporate G&A							12.2	12.2
(=)	AISC (Sold)								136.9
(=)	AISC (Sold) (per ton)								1,692.4
(=)	AISC (Sold) in US$/lb								0.77

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.7 million in Atacocha in 3Q23.

54

9M24

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	105,754	7,394	71,324	37,396	7,529	229,398		229,398
(+)	COGS	95.8	18.4	266.2	150.4	61.2	592.0	4.8	596.8
(+)	On-site G&A	0.4	0.3	0.8	2.4	2.1	6.0		6.0
(-)	By-products revenue	(9.9)	(5.6)	(289.7)	(116.7)	(56.2)	(478.0)	(27.5)	(505.6)
(+)	Treatment Charges	53.0	3.4	24.9	16.0	3.2	100.5		100.5
(+)	Selling Expenses	0.2	0.1	1.0	0.8	0.2	2.4		2.4
(-)	Depreciation, amortization and depletion	(19.9)	(0.7)	(56.9)	(36.5)	(20.2)	(134.1)		(134.1)
(-)	Royalties	(1.7)	(0.4)	(4.3)	(2.0)	(0.7)	(9.0)		(9.0)
(-)	Workers participation & Bonus	(1.6)	(0.4)	(5.3)	(3.3)	(1.4)	(12.1)		(12.1)
(+)	Others	1.2	0.1	1.2	(0.7)	0.2	2.0		2.0
(=)	Cash Cost (Sold)	117.5	15.1	(62.0)	10.5	(11.5)	69.6	(22.8)	46.9
	Cash Cost (Sold) (per ton)	1,111.2	2,041.0	(868.7)	279.7	(1,525.6)	303.5	0.0	204.3
(+)	Sustaining Capital Expenditure	18.3	0.0	31.1	46.5	10.5	106.5	32.9	139.5
(=)	Sustaining Cash Cost (Sold)	135.8	15.1	(30.8)	57.0	(1.0)	176.1	10.2	186.3
	Sustaining Cash Cost (Sold) (per ton)	1,284.3	2,046.3	(432.1)	1,524.3	(131.8)	464.3	0.0	812.2
(+)	Workers participation & Bonus	1.6	0.4	5.3	3.3	1.4	12.1		12.1
(+)	Royalties	1.7	0.4	4.3	2.0	0.7	9.0		9.0
(+)	Corporate G&A							33.2	33.2
(=)	AISC (Sold)								240.6
(=)	AISC (Sold) (per ton)								1,049.0
(=)	AISC (Sold) in US$/lb								0.48

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.7 million in El Porvenir in 9M24.

55

9M23

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	110,753	16,405	53,134	43,474	5,774	229,540		229,540
(+)	COGS	94.8	49.7	256.7	147.7	49.5	598.4	(3.8)	594.6
(+)	On-site G&A	0.3	0.3	0.3	0.4	0.2	1.5		1.5
(-)	By-products revenue	(11.6)	(24.6)	(224.9)	(108.2)	(47.2)	(416.5)	13.4	(403.0)
(+)	Treatment Charges	87.1	10.6	27.8	26.4	3.4	155.4		155.4
(+)	Selling Expenses	0.2	(0.2)	1.8	0.5	0.2	2.4		2.4
(-)	Depreciation, amortization and depletion	(20.0)	(4.6)	(62.5)	(30.2)	(11.5)	(128.8)	(0.1)	(128.8)
(-)	Royalties	(1.6)	(1.0)	(0.7)	(1.9)	(0.2)	(5.4)		(5.4)
(-)	Workers participation & Bonus	(1.6)	(0.8)	(4.1)	(3.3)	(0.6)	(10.3)		(10.3)
(+)	Others	1.3	0.4	(8.3)	(6.8)	(3.0)	(16.3)		(16.3)
(=)	Cash Cost (Sold)	149.0	29.8	(13.9)	24.6	(9.2)	180.4	9.6	190.0
	Cash Cost (Sold) (per ton)	1,345.6	1,817.2	(262.2)	566.8	(1,586.4)	785.9	0.0	827.6
(+)	Sustaining Capital Expenditure	23.2	2.2	30.3	39.8	9.7	105.3	31.8	137.0
(=)	Sustaining Cash Cost (Sold)	172.2	32.0	16.4	64.5	0.6	285.7	41.3	327.0
	Sustaining Cash Cost (Sold) (per ton)	1,554.8	1,950.8	308.9	1,483.0	99.4	458.6	0.0	1,424.6
(+)	Workers participation & Bonus	1.6	0.8	4.1	3.3	0.6	10.3		10.3
(+)	Royalties	1.6	1.0	0.7	1.9	0.2	5.4		5.4
(+)	Corporate G&A							34.2	34.2
(=)	AISC (Sold)								376.9
(=)	AISC (Sold) (per ton)								1,641.9
(=)	AISC (Sold) in US$/lb								0.74

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.6 million in Atacocha and US$5.2 million in Cerro Lindo in 9M23.

56

Conversion and All in Sustaining Cash Cost | Smelting (2)

3Q24

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	47,169	18,615	86,796	152,580		152,580
(+)	COGS	135.0	66.0	273.7	474.7	(1.2)	473.5
(-)	Cost of freight	(3.6)	(1.5)	(12.9)	(18.0)		(18.0)
(+)	On-site G&A	0.5	0.3	1.3	2.1	0.0	2.1
(-)	Depreciation, amortization and depletion	(9.1)	(4.4)	(10.4)	(23.8)		(23.8)
(-)	By-products revenue	(3.8)	(7.5)	(41.6)	(53.0)	1.2	(51.8)
(-)	Workers participation & Bonus	(1.9)	(0.3)	(1.0)	(3.2)		(3.2)
(+)	Others	1.4	1.1	8.4	11.0		11.0
(=)	Cash Cost (Sold)	118.6	53.7	217.5	389.8	0.0	389.8
	Cash Cost (Sold) (per ton)	2,515.3	2,883.0	2,506.0	2,554.9		2,554.9
(+)	Sustaining Capital Expenditure	3.7	4.6	9.9	18.2	1.6	19.8
(=)	Sustaining Cash Cost (Sold)	122.3	58.3	227.4	408.0	1.6	409.6
	Sustaining Cash Cost (Sold) (per ton)	2,593.3	3,131.3	2,619.8	2,674.0		2,684.6
(+)	Workers participation & Bonus	1.9	0.3	1.0	3.2		3.2
(+)	Corporate G&A					6.9	6.9
(=)	AISC (Sold)						419.7
(=)	AISC (Sold) (per ton)						2,750.6
(=)	AISC (Sold) in US$/lb						1.25

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	47,169	18,615	86,796	152,580
	COGS	135.0	66.0	273.7	474.7
(-)	Raw Material	(73.5)	(37.6)	(205.9)	(317.0)
(+)	By product cost	(12.9)	(0.6)	(5.9)	(19.4)
(+/-)	Consolidation effects	(1.2)	(2.4)	(0.2)	(3.8)
(+)	Others	(15.1)	(7.4)	(5.9)	(28.4)
(=)	Conversion Cost	32.4	18.1	55.7	106.2
(=)	Conversion Cost in US$/t	686.4	971.2	641.7	695.7
(=)	Conversion Cost in US$/lb	0.31	0.44	0.29	0.32

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

57

3Q23

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	45,415	19,213	86,970	151,598		151,598
(+)	COGS	113.4	65.8	260.7	439.8	(1.2)	438.6
(-)	Cost of freight	(6.3)	(1.7)	(9.3)	(17.3)		(17.3)
(+)	On-site G&A	0.5	0.2	1.4	2.1	0.0	2.1
(-)	Depreciation, amortization and depletion	(6.5)	(3.5)	(11.0)	(21.0)		(21.0)
(-)	By-products revenue	(4.2)	(6.5)	(34.3)	(45.1)	1.2	(43.8)
(-)	Workers participation & Bonus	(0.4)	(0.3)	(1.4)	(2.1)		(2.1)
(+)	Others	(0.3)	(0.4)	(19.6)	(20.2)		(20.2)
(=)	Cash Cost (Sold)	96.1	53.5	186.5	336.2	0.0	336.2
	Cash Cost (Sold) (per ton)	2,116.9	2,782.9	2,144.9	2,217.4		2,217.4
(+)	Sustaining Capital Expenditure	4.6	4.8	7.0	16.5	2.5	19.0
(=)	Sustaining Cash Cost (Sold)	100.8	58.3	193.6	352.6	2.5	355.2
	Sustaining Cash Cost (Sold) (per ton)	2,218.9	3,034.3	2,225.8	2,326.2		2,342.9
(+)	Workers participation & Bonus	0.4	0.3	1.4	2.1		2.1
(+)	Corporate G&A					6.9	6.9
(=)	AISC (Sold)						364.2
(=)	AISC (Sold) (per ton)						2,402.6
(=)	AISC (Sold) in US$/lb						1.09

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	45,415	19,213	86,970	151,598
	COGS	113.4	65.8	260.7	439.8
(-)	Raw Material	(42.9)	(36.3)	(146.7)	(225.9)
(+)	By product cost	(17.5)	(0.1)	(9.1)	(26.8)
(+/-)	Consolidation effects	(5.6)	2.0	(48.5)	(52.1)
(+)	Others	(21.9)	(10.3)	(5.5)	(37.8)
(=)	Conversion Cost	25.5	21.0	50.8	97.2
(=)	Conversion Cost in US$/t	561.0	1,091.8	583.8	641.4
(=)	Conversion Cost in US$/lb	0.25	0.50	0.26	0.29

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

58

9M24

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	135,482	59,443	242,925	437,850		437,850
(+)	COGS	376.8	190.8	737.3	1,304.9	(2.9)	1,302.0
(-)	Cost of freight	(10.6)	(4.4)	(34.7)	(49.7)		(49.7)
(+)	On-site G&A	1.5	0.8	3.9	6.2		6.2
(-)	Depreciation, amortization and depletion	(21.0)	(11.2)	(31.1)	(63.3)		(63.3)
(-)	By-products revenue	(11.7)	(20.2)	(112.0)	(144.0)	2.9	(141.1)
(-)	Workers participation & Bonus	(6.0)	(1.4)	(4.7)	(12.2)		(12.2)
(+)	Others	5.4	4.1	22.8	32.3		32.3
(=)	Cash Cost (Sold)	334.4	158.5	581.4	1,074.2	0.0	1,074.2
	Cash Cost (Sold) (per ton)	2,468.3	2,665.9	2,393.1	2,453.4		2,453.4
(+)	Sustaining Capital Expenditure	12.2	7.4	34.2	53.7	(4.0)	49.7
(=)	Sustaining Cash Cost (Sold)	346.6	165.8	615.5	1,128.0	(4.0)	1,123.9
	Sustaining Cash Cost (Sold) (per ton)	2,558.3	2,789.7	2,533.9	2,576.2		2,567.0
(+)	Workers participation & Bonus	6.0	1.4	4.7	12.2		12.2
(+)	Corporate G&A					21.5	21.5
(=)	AISC (Sold)						1,157.6
(=)	AISC (Sold) (per ton)						2,643.8
(=)	AISC (Sold) in US$/lb						1.20

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	135,482	59,443	242,925	437,850
	COGS	376.8	190.8	737.3	1,304.9
(-)	Raw Material	(195.6)	(105.9)	(528.3)	(829.7)
(+)	By product cost	(41.8)	(2.1)	(19.9)	(63.8)
(+/-)	Consolidation effects	0.3	(3.4)	(26.6)	(29.7)
(+)	Others	(51.3)	(23.2)	(12.4)	(86.9)
(=)	Conversion Cost	88.5	56.1	150.1	294.7
(=)	Conversion Cost in US$/t	653.3	943.5	618.0	673.1
(=)	Conversion Cost in US$/lb	0.30	0.43	0.28	0.31

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

59

9M23

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	134,112	59,456	246,673	440,240		440,240
(+)	COGS	382.9	203.2	739.3	1,325.5	(3.6)	1,321.9
(-)	Cost of freight	(16.3)	(6.7)	(33.2)	(56.3)		(56.3)
(+)	On-site G&A	1.1	0.5	4.0	5.6		5.6
(-)	Depreciation, amortization and depletion	(16.7)	(10.2)	(32.6)	(59.5)		(59.5)
(-)	By-products revenue	(10.8)	(19.3)	(101.3)	(131.3)	3.6	(127.8)
(-)	Workers participation & Bonus	(1.2)	(1.2)	(6.2)	(8.6)		(8.6)
(+)	Others	3.3	1.6	9.6	14.4		14.4
(=)	Cash Cost (Sold)	342.3	167.9	579.6	1,089.8	0.0	1,089.8
	Cash Cost (Sold) (per ton)	2,552.4	2,823.1	2,349.7	2,475.4		2,475.4
(+)	Sustaining Capital Expenditure	15.8	10.1	15.8	41.6	16.9	58.5
(=)	Sustaining Cash Cost (Sold)	358.1	177.9	595.4	1,131.4	16.9	1,148.3
	Sustaining Cash Cost (Sold) (per ton)	2,670.2	2,992.4	2,413.6	2,569.9		2,608.3
(+)	Workers participation & Bonus	1.2	1.2	6.2	8.6		8.6
(+)	Corporate G&A					19.6	19.6
(=)	AISC (Sold)						1,176.5
(=)	AISC (Sold) (per ton)						2,672.3
(=)	AISC (Sold) in US$/lb						1.21

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	134,112	59,455	246,673	440,240
	COGS	382.9	203.2	739.3	1,325.5
(-)	Raw Material	(188.7)	(125.9)	(502.3)	(816.9)
(+)	By product cost	(50.1)	(1.5)	(23.5)	(75.1)
(+/-)	Consolidation effects	(2.5)	8.3	(63.4)	(57.7)
(+)	Others	(63.9)	(19.2)	4.4	(78.7)
(=)	Conversion Cost	77.7	64.9	154.5	297.1
(=)	Conversion Cost in US$/t	579.6	1,092.1	626.3	675.0
(=)	Conversion Cost in US$/lb	0.26	0.50	0.28	0.31

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

60